FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2007
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

11/07	June 29, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
YEAR END FINANCIAL RESULTS
Vancouver, BC (June 29, 2007) –WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today reported financial results and major events for the fiscal year ended March 31, 2007. All amounts, unless specified otherwise, are in Canadian dollars.
For the year ended March 31, 2007, the Company recorded a loss of $4.76 million ($0.13 per common share) compared to a loss of $21.6 million ($0.62 per common share) in the year ended March 31, 2006. The decrease in loss for the year ended March 31, 2007, when compared to the preceding year, is attributable to expense reductions relating to discontinuing all clinical trials in March 2006, significant staff reductions, reduced amortization, and the reduction of other overhead expenses. With minor revenue income, Management expects losses to continue during the coming quarters as it continues to focus its resources in an effort to further the commercialization of Tectin™.
The Company had cash, cash equivalents and short term investments of $1.6 million as at March 31, 2007 as compared to $7.9 million as at March 31, 2006
The Company’s subsidiary in China, Nanning Maple Leaf Pharmaceuticals Co. Ltd. (“NMLP”), and Wex Medical Limited in Hong Kong, recorded product revenues of $356,802 for the year ended March 31, 2007, as compared to $441,070 in the same period in the previous year or a decrease of $84,268. This is primarily the result from competition of similar generic products and decreases in selling prices. The remaining portion of revenue includes the amortization of deferred licensing fees of $187,776 [2006 $187,777] relating to the license fees from Esteve.
All results of operations were in line with management expectations.
There have been no material changes during the twelve months ended March 31, 2007 to the forward-looking information provided in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the prior fiscal year.
Major events
•
The Company signed the term sheet of the license agreement with Children’s Hospital Boston, for the development and commercialization of pharmaceutical(s) containing Tetrodotoxin (TTX) for prolonged local anesthesia based on the patented technology by Children’s Hospital.

•	The Company concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s financial situation.

•
The Company received the approval from BGTD of Health Canada to resume the clinical trials for Tectin™. This authorization was granted after BGTD of Health Canada reviewed the results of the re-analysis of the double blind, placebo controlled (WEX-014) and the open label continuation (WEX-014OL) trials presented by the Company at a pre-clinical trial application (Pre-CTA) meeting held on September 5, 2006.

•
Bill Chen resigned from his position as Chief Financial Officer (“CFO”) of the Company effective December 31, 2006 for personal reasons. Vaughn Balberan, the Controller of the Company, is performing the CFO duties on an acting basis. The search for a replacement CFO is underway.

•
On January 8, 2007, the Company successfully completed a private placement for total gross proceeds of $1,575,000. These funds were raised by the Company issuing 8,750,000 common shares, at a price of $0.18 per share, to three placees. The shares were subject to a four-month hold period that expired May 9, 2007.

Subsequent events
•
The Company and its partner Laboratorios del Dr. Esteve, S.A. (“Esteve”) entered into a termination agreement to amicably terminate their collaboration on the development of Tetrodotoxin (TTX) as an analgesic. Under the Termination Agreement, WEX gains exclusive worldwide rights to all its intellectual property predating the collaboration as well as intellectual property developed by the parties during their collaboration.

•
The Company reconstituted its Scientific Advisory Board and appointed an outstanding group of physicians and scientists to its new Scientific Advisory Board. These five advisory board members will provide WEX senior management with scientific and medical advice on the Company’s drug development plans and strategies.

•
The Company received a No Objection Letter from Health Canada for conducting a Phase III clinical trial in cancer pain for its lead product candidate, Tectin™. The multi-centre, randomized, double-blind, and placebo-controlled trial (TEC-006) will include approximately 120 patients with moderate to severe cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responder to treatment.

About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
CONSOLIDATED BALANCES SHEETS
AS AT MARCH 31, 2007 AND 2006

	2007	2006

ASSETS

Current
Cash and cash equivalents	$1,265,542	$7,797,673
Short-term investments (note 4)	361,885	123,000
Receivables (note 5)	1,420,247	1,375,961
Inventory (note 6)	107,237	69,091
Prepaid expenses and deposits	255,315	274,949

Total current assets	3,410,226	9,640,674

Deposits	23,231	80,952
Property and equipment (note 7)	1,899,130	2,169,309

TOTAL ASSETS	$5,332,587	$11,890,935

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities (note 15)	$1,606,319	$4,402,540
Advances from customers	27,848	15,309
Deferred revenue (note 9)	187,778	187,778
Deferred lease inducement	8,056	8,056
Convertible debentures (note 10)	3,689,272	2,317,611

Total current liabilities	5,519,273	6,931,294

Deferred revenue (note 9)	312,967	500,743
Deferred lease inducement	14,098	22,155
Convertible debentures (note 10)	—	1,850,952

Total liabilities	5,846,338	9,305,144

Shareholders’ equity (deficiency)
Share capital (note 11)	64,230,769	62,766,019
Equity component of convertible debentures (note 10)	725,018	725,018
Contributed surplus (note 12)	4,951,016	4,755,188
Deficit (note 2(e))	(70,420,554)	(65,660,434)

Total shareholders’ equity (deficiency)	(513,751)	2,585,791

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,332,587	$11,890,935

See accompanying notes on sedar

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEARS ENDED MARCH 31, 2007 AND 2006

	2007	2006

Revenue
Product sales	$356,802	$441,070
License fees (note 9)	187,776	187,777

Total revenue	544,578	628,847

Cost of products sold	205,096	277,211

Gross profit	339,482	351,636

Expenses
Amortization of property and equipment	240,368	447,113
Amortization of intangible assets	—	466,188
General and administrative (notes 11(e) and 15)	2,479,315	4,458,438
Research and development (notes 11(e) and 15)	1,748,368	10,640,917
Sales and marketing	66,269	69,236

Total operating expenses	4,534,320	16,081,892

Operating loss	(4,194,838)	(15,730,256)

Other income (expenses)
Interest and sundry income	110,702	364,975
Impairment of intangible assets (note 8)	—	(3,612,957)
Interest expense on convertible debentures (note 10)	(766,428)	(704,491)
Loss on early repurchase of convertible debentures (note 10)	—	(830,516)
Restructuring costs (note 13)	—	(780,553)
Foreign exchange loss	(81,949)	(328,610)
Gain on settlement of accounts payable	172,393	—

Total other income (expenses)	(565,282)	(5,892,152)

Loss for the year	(4,760,120)	(21,622,408)

Deficit, beginning of year	(65,660,434)	(45,645,450)

Equity component of early repurchase of convertible debentures (note 10)	—	1,607,424

Deficit, end of year	$(70,420,554)	$(65,660,434)

Basic and diluted loss per common share	$(0.13)	$(0.62)

Weighted average number of common shares outstanding	37,025,000	35,057,000
See accompanying notes on sedar

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2007 AND 2006

	2007	2006

OPERATING ACTIVITIES
Loss for the year	$(4,760,120)	$(21,622,408)
Adjustments for items not involving cash:
Amortization of deferred revenue	(187,776)	(187,777)
Amortization of property and equipment	277,286	447,113
Amortization of deferred financing costs	9,083	6,822
Amortization of intangible assets	—	466,188
Amortization and impairment of deferred lease inducement	(8,056)	(279,375)
Foreign exchange loss on convertible debentures	(65,460)	(160,101)
Loss on early repurchase of convertible debentures	—	830,516
Gain on settlement of accounts payable	(172,393)	—
Accretion of convertible debentures	757,345	697,669
Loss on disposal of property and equipment	4,271	141,060
Impairment of intangible assets	—	3,612,957
Stock-based compensation	195,828	222,071

	(3,949,992)	(15,825,265)

Changes in non-cash working capital items:
Accounts receivable	(44,286)	2,633,230
Inventory	(38,146)	11,989
Prepaid expenses and deposits	68,272	209,470
Accounts payable and accrued liabilities	(2,729,134)	1,156,796
Advances from customers	12,539	—

Cash used in operating activities	(6,680,747)	(11,813,780)

INVESTING ACTIVITIES
Purchase of short-term investments	(350,385)	(5,205,180)
Proceeds from short-term investments	111,500	15,686,356
Lease inducement allowance received	—	64,095
Proceeds from disposals of property and equipment	9,293	191,242
Purchases of property and equipment	(20,671)	(145,904)

Cash provided by (used in) investing activities	(250,263)	10,590,609

FINANCING ACTIVITIES
Repayment of convertible debentures and interest	(1,065,871)	(1,349,022)
Proceeds from issuance of share capital, net of issuance costs	1,464,750	183,000
Repayment of capital lease obligations	—	(46,422)

Cash provided by (used in) financing activities	398,879	(1,212,444)

Decrease in cash and cash equivalents	(6,532,131)	(2,435,615)

Cash and cash equivalents, beginning of year	7,797,673	10,233,288

Cash and cash equivalents, end of year	$1,265,542	$7,797,673

Supplemental cash flow information
Interest paid	$119,739	$164,799
Income taxes paid	—	—
See accompanying notes on sedar

July 3, 2007
Alberta Securities Commission
Ontario Securities Commission
British Columbia Securities Commission
Autorité des marches financiers
Dear Sirs:
RE: WEX PHARMACEUTICALS INC.
Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	August 29, 2007

RECORD DATE FOR NOTICE:	June 28, 2007

RECORD DATE FOR VOTING:	June 28, 2007

BENEFICIAL OWNERSHIP DETERMINATION DATE:	June 28, 2007

SECURITIES ENTITLED TO NOTICE:	COMMON

SECURITIES ENTITLED TO VOTE:	COMMON
Yours very truly,
CIBC MELLON TRUST COMPANY
Judy Power
Administrator, Trust Central Services
cc: CDS & Co. (Via Fax)
CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks

July 5, 2007	REVISED
Alberta Securities Commission
Ontario Securities Commission
British Columbia Securities Commission
Autorité des marches financiers
Dear Sirs:
RE: WEX PHARMACEUTICALS INC.
Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	August 29, 2007

RECORD DATE FOR NOTICE:	June 27, 2007

RECORD DATE FOR VOTING:	June 27, 2007

BENEFICIAL OWNERSHIP DETERMINATION DATE:	June 27, 2007

SECURITIES ENTITLED TO NOTICE:	COMMON

SECURITIES ENTITLED TO VOTE:	COMMON
Yours very truly,
CIBC MELLON TRUST COMPANY
Judy Power
Administrator, Trust Central Services
cc: CDS & Co. (Via Fax)
CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks

July 6, 2007	REVISED
Alberta Securities Commission
Ontario Securities Commission
British Columbia Securities Commission
Autorité des marches financiers
Dear Sirs:
RE: WEX PHARMACEUTICALS INC.
Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	August 29, 2007

RECORD DATE FOR NOTICE:	July 27, 2007

RECORD DATE FOR VOTING:	July 27, 2007

BENEFICIAL OWNERSHIP DETERMINATION DATE:	July 27, 2007

SECURITIES ENTITLED TO NOTICE:	COMMON

SECURITIES ENTITLED TO VOTE:	COMMON
Yours very truly,
CIBC MELLON TRUST COMPANY
Judy Power
Associate Manager, Trust Central Services
cc: CDS & Co. (Via Fax)
CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks

12/07	July 16, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX ANNOUNCES $20 MILLION FINANCING
Vancouver, BC (July 16, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announces today that it has entered into a subscription agreement (the “Agreement”) with CK Life Sciences Int’l., Inc. (“CKLS”) of Hong Kong with respect to a private placement of equity and debt (the “Private Placement”).
Under the terms of the Agreement, CKLS or its designee would subscribe for:
•
16,327,272 common shares (the “Common Shares”) of WEX, representing approximately 27% of the issued and outstanding Common Shares (including the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000; and

•	a convertible debenture (the “Debenture”) in the principal sum of $15,600,000.
The proceeds raised under the Private Placement are to be applied to fund the cost of WEX’s planned phase III clinical trials of TectinTM and for working capital purposes as permitted under the Agreement.
The Debenture will mature two years from date of issue. If at maturity WEX is unable to make payment the maturity date may be extended for two years at WEX’s option.
After the initial advance of $2,000,000 on the issue date of the Debenture, subject to certain conditions precedent, the remaining funds under the Debenture will be advanced to WEX in installments on the seventh day following the end of each financial quarter commencing December 31, 2007, pursuant to a quarterly installment schedule. The Debenture will impose significant restrictions on the activities of WEX throughout its term.
The Debenture is to bear interest at the rate of LIBOR plus 4% per annum, calculated semi-annually not in advance and payable semi-annually in Common Shares. The Common Shares to be issued in payment of the interest will be issued at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the Toronto Stock Exchange (“TSX”) for each trading day over the 6 month period prior to the date that interest payment is due, less a discount of 30% (the “Discounted Market Price”).
The principal amount of the Debenture is convertible into Common Shares at the holder’s option on and after maturity of the two-year term, upon default and in the event that an offer for effective control of WEX is received. The Common Shares to be issued upon conversion on the maturity date are to be issued at an issue price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to VWAP of such shares on the TSX over the last five trading days prior to the conversion date.
The issue price of the Common Shares to be issued pursuant to the interest payment provisions or the conversion provisions in the Debenture may not be higher than $1.75 per Common Share or less than $0.05 per Common Share.

Pursuant to the terms of the Debenture, the maximum number of Common Shares that may be issued to the holder would be between approximately 12 million, if the maximum issue price of $1.75 were used, to approximately 412 million Common Shares, if the minimum issue price of $0.05 were used, that would represent approximately 17% and 87%, respectively, of the issued and outstanding Common Shares (including the issuance of such shares and the issuance of the 16,327,272 Common Shares above) (assuming an interest rate of 8% (using a LIBOR rate of 4%), a four-year term with the full amount advanced at the date of issue of the Debenture (rather than in installments as provided in the Debenture) and no adjustments). If $0.35, the TSX closing price last Friday, were used as the issue price, the maximum number of Common Shares that may be issued to the holder is approximately 59 million Common Shares, that would represent approximately 50% of the issued and outstanding Common Shares (including the issuance of such shares and the issuance of the 16,327,272 Common Shares above) (assuming an interest rate of 8% (using a LIBOR rate of 4%), a four-year term with the full amount advanced at the date of issue of the Debenture (rather than in installments as provided in the Debenture) and no adjustments) and collectively with the 16,327,272 Common Shares above, represents approximately 63% of the issued and outstanding Common Shares (assuming the full issuance of all shares under the Private Placement) .
The Agreement requires the number of directors on the Board of Directors is to be increased from seven to nine directors, with two individuals as designated by CKLS to be appointed to the Board upon the signing of the Subscription Agreement. The Board has appointed Alan Yu and Victor Tong, CKLS’s designees, to the Board of WEX.
Alan Yu is the Vice President and Chief Operating Officer of the CKLS Group responsible for the commercial activities of the Group, including manufacturing and marketing of all product applications. Mr. Yu has held a number of positions in multinational corporations, including Standard Chartered Bank, Dairy Farm and American Express, in Hong Kong and overseas. Prior to joining the Group in January 2000, he was a Worldwide Vice President with Johnson & Johnson. Mr. Yu holds a Bachelor of Arts degree and a Master’s degree in Business Administration.
Victor Tong is the Chief Financial Officer of CK Life Sciences (North America) Inc. Mr. Tong oversees the accounting, financial reporting and financial management functions of all the North American subsidiaries and investee companies of the CKLS Group. Prior to joining the Group, he spent over 18 years in investment banking in Canada, primarily with global firms such as BMO Nesbitt Burns, HSBC and Deloitte. Mr. Tong holds a Bachelor of Business Administration degree and a Master of Business Administration degree. He is also qualified as a professional accountant in the Province of Ontario.
The Agreement also provides CKLS or its designee with the right to:
•	appoint one or more members of the Board, in the same proportion, as nearly as may be, as its shareholdings are to the total outstanding shares of WEX to a maximum of one half of the Board;

•	have one of CKLS’ designees to the Board fill the position of Chairman of the Board;

•	approve any change in the Chairman of the Board, Vice-Chairman if applicable, and Chairman of the Audit Committee;

•	designate the Chief Executive Officer, Chief Financial Officer and the Chief Scientific Officer; and

•	designate the Chairman of WEX’s 97% subsidiary Nanning Maple Leaf Pharmaceutical Company (“NMLP”);
so long as CKLS holds at least 10% of WEX’s outstanding Common Shares or any portion of the Debenture is outstanding.
WEX has also agreed that it will not conduct a rights offering until after the closing of the Private Placement and thereafter only with the consent of CKLS.

The Agreement provides for a number of conditions precedent to closing of the private placement, including among others:
•	The approval of the Private Placement by the shareholders of WEX;

•	The approval of the TSX and any other governmental or regulatory approvals that may be necessary;

•	Amendments of the articles and by-laws of WEX as necessary in order to permit the appointment of directors, and the designation of officers by CKLS or its designee;

•
The delivery of certain information to CKLS and execution of certain agreements related to certain intellectual property and the status of the finder’s fee for the transaction, certain litigation, and WEX’s ownership of NMLP, all being satisfactory to CKLS; and

•
The completion of a “due diligence” review of the assets and operations of WEX and its subsidiaries as CKLS may require, with the results of such review being satisfactory to CKLS in its absolute discretion.

The Board of Directors has waived the application of the shareholder rights plan to the Private Placement and other Flip-in Events (as defined in the plan) in existence, if any, and has, to the extent applicable, postponed the Separation Time (as defined in the plan) until 2 weeks after the next annual meeting for which such shareholder approval as may be required will be obtained.
An affiliate of CKLS has also agreed to provide a short term bridge loan to WEX of $350,000 which will bear interest at LIBOR plus 4% and be secured by certain Quebec tax credits, provided certain conditions precedents are met. The short term bridge loan will impose certain restrictions on the activities of WEX throughout its term.
WEX has also reached agreement with the holders of its existing convertible debentures, under which approximately $3.7 million is outstanding, to pay out the debentures for a discounted lump sum amount of approximately $2.1 million, conditional on the completion of the CKLS transaction by September 30, 2007.
About CKLS
CKLS is a wholly owned subsidiary of CK Life Sciences Int’l., (Holdings) Inc.. CK Life Sciences Int’l., (Holdings) Inc. has been listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (stock code: 8222) since July 2002. The Group is engaged in the business of research and development, manufacturing, commercialization, marketing and sale of biotechnology products.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.

Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements and information include but are not limited to statements or information about the Private Placement . Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained herein, we have made certain assumptions. Forward-looking statements and information are by their nature based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks and uncertainties include the satisfaction of the conditions precedent of the Private Placement, including those outlined above. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments. All forward-looking statements and information made herein are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Form 51-102F3
Material Change Report
Item 1 Name and Address of Company
WEX PHARMACEUTICALS INC. (“WEX” or the “Company”)
Suite 1601 — 700 West Pender Street
Vancouver, B.C. Canada V6C 1G8
Item 2 Date of Material Change
July 16, 2007.
Item 3 News Release
The news was released on July 16, 2007 via MarketWire in Vancouver, British Columbia.
Item 4 Summary of Material Change
On July 16, 2007 WEX announced that it has entered into a subscription agreement dated as of July 15, 2007 (the “Agreement”) with CK Life Sciences Int’l., Inc. (“CKLS”) of Hong Kong with respect to a private placement of equity and debt (the “Private Placement”).
Item 5 Full Description of Material Change
On July 16, 2007 WEX announced that it entered into the Agreement with CKLS with respect to the Private Placement.
Under the terms of the Agreement, CKLS or its designee would subscribe for:
•
16,327,272 common shares (the “Common Shares”) of WEX, representing approximately 27% of the issued and outstanding Common Shares (including the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000; and

•	a convertible debenture (the “Debenture”) in the principal sum of $15,600,000.
The proceeds raised under the Private Placement are to be applied to fund the cost of WEX’s planned phase III clinical trials of Tectin™ and for working capital purposes as permitted under the Agreement.
The Debenture will mature two years from date of issue. If at maturity WEX is unable to make payment the maturity date may be extended for two years at WEX’s option.

After the initial advance of $2,000,000 on the issue date of the Debenture, subject to certain conditions precedent, the remaining funds under the Debenture will be advanced to WEX in installments on the seventh day following the end of each financial quarter commencing December 31, 2007, pursuant to a quarterly installment schedule. The Debenture will impose significant restrictions on the activities of WEX throughout its term.
The Debenture is to bear interest at the rate of LIBOR plus 4% per annum, calculated semi-annually not in advance and payable semi-annually in Common Shares. The Common Shares to be issued in payment of the interest will be issued at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the Toronto Stock Exchange (“TSX”) for each trading day over the 6 month period prior to the date that interest payment is due, less a discount of 30% (the “Discounted Market Price”).
The principal amount of the Debenture is convertible into Common Shares at the holder’s option on and after maturity of the two-year term, upon default and in the event that an offer for effective control of WEX is received. The Common Shares to be issued upon conversion on the maturity date are to be issued at an issue price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to VWAP of such shares on the TSX over the last five trading days prior to the conversion date.
The issue price of the Common Shares to be issued pursuant to the interest payment provisions or the conversion provisions in the Debenture may not be higher than $1.75 per Common Share or less than $0.05 per Common Share.
Pursuant to the terms of the Debenture, the maximum number of Common Shares that may be issued to the holder would be between approximately 12million, if the maximum issue price of $1.75 were used, to approximately 412 million Common Shares, if the minimum issue price of $0.05 were used, that would represent approximately 17% and 87%, respectively, of the issued and outstanding Common Shares (including the issuance of such shares and the issuance of the 16,327,272 Common Shares above) (assuming an interest rate of 8% (using a LIBOR rate of 4%), a four-year term with the full amount advanced at the date of issue of the Debenture (rather than in installments as provided in the Debenture) and no adjustments). If $0.35, the TSX closing price on July 13, 2007, were used as the issue price, the maximum number of Common Shares that may be issued to the holder is approximately 59 million Common Shares, that would represent approximately 50% of the issued and outstanding Common Shares (including the issuance of such shares and the issuance of the 16,327,272 Common Shares above) (assuming an interest rate of 8% (using a LIBOR rate of 4%), a four-year term with the full amount advanced at the date of issue of the Debenture (rather than in installments as provided in the Debenture) and no adjustments) and collectively with the 16,327,272 Common Shares above, represents approximately 63% of the issued and outstanding Common Shares (assuming the full issuance of all shares under the Private Placement) .

The Agreement requires the number of directors on the Board of Directors is to be increased from seven to nine directors, with two individuals as designated by CKLS to be appointed to the Board upon the signing of the Subscription Agreement. The Board has appointed Alan Yu and Victor Tong, CKLS’s designees, to the Board of WEX.
Alan Yu is the Vice President and Chief Operating Officer of the CKLS Group responsible for the commercial activities of the Group, including manufacturing and marketing of all product applications. Mr. Yu has held a number of positions in multinational corporations, including Standard Chartered Bank, Dairy Farm and American Express, in Hong Kong and overseas. Prior to joining the Group in January 2000, he was a Worldwide Vice President with Johnson & Johnson. Mr. Yu holds a Bachelor of Arts degree and a Master’s degree in Business Administration.
Victor Tong is the Chief Financial Officer of CK Life Sciences (North America) Inc. Mr. Tong oversees the accounting, financial reporting and financial management functions of all the North American subsidiaries and investee companies of the CKLS Group. Prior to joining the Group, he spent over 18 years in investment banking in Canada, primarily with global firms such as BMO Nesbitt Burns, HSBC and Deloitte. Mr. Tong holds a Bachelor of Business Administration degree and a Master of Business Administration degree. He is also qualified as a professional accountant in the Province of Ontario.
The Agreement also provides CKLS or its designee with the right to:
•	appoint one or more members of the Board, in the same proportion, as nearly as may be, as its shareholdings are to the total outstanding shares of WEX to a maximum of one half of the Board;

•	have one of CKLS’ designees to the Board fill the position of Chairman of the Board;

•	approve any change in the Chairman of the Board, Vice-Chairman if applicable, and Chairman of the Audit Committee;

•	designate the Chief Executive Officer, Chief Financial Officer and the Chief Scientific Officer; and

•	designate the Chairman of WEX’s 97% subsidiary Nanning Maple Leaf Pharmaceutical Company (“NMLP”);
so long as CKLS holds at least 10% of WEX’s outstanding Common Shares or any portion of the Debenture is outstanding.
WEX has also agreed that it will not conduct a rights offering until after the closing of the Private Placement and thereafter only with the consent of CKLS.
The Agreement provides for a number of conditions precedent to closing of the private placement, including among others:
•	The approval of the Private Placement by the shareholders of WEX;

•	The approval of the TSX and any other governmental or regulatory approvals that may be necessary;

•	Amendments of the articles and by-laws of WEX as necessary in order to permit the appointment of directors, and the designation of officers by CKLS or its designee;

•
The delivery of certain information to CKLS and execution of certain agreements related to certain intellectual property and the status of the finder’s fee for the transaction, certain litigation, and WEX’s ownership of NMLP, all being satisfactory to CKLS; and

•
The completion of a “due diligence” review of the assets and operations of WEX and its subsidiaries as CKLS may require, with the results of such review being satisfactory to CKLS in its absolute discretion.

The Board of Directors has waived the application of the shareholder rights plan to the Private Placement and other Flip-in Events (as defined in the plan) in existence, if any, and has, to the extent applicable, postponed the Separation Time (as defined in the plan) until two weeks after the next annual meeting for which such shareholder approval as may be required will be obtained.
An affiliate of CKLS has also agreed to provide a short term bridge loan to WEX of $350,000 which will bear interest at LIBOR plus 4% and be secured by certain Quebec tax credits, provided certain conditions precedents are met. The short term bridge loan will impose certain restrictions on the activities of WEX throughout its term.
WEX has also reached agreement with the holders of its existing convertible debentures, under which approximately $3.7 million is outstanding, to pay out the debentures for a discounted lump sum amount of approximately $2.1 million, conditional on the completion of the CKLS transaction by September 30, 2007.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements and information include but are not limited to statements or information about the Private Placement . Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained herein, we have made certain assumptions. Forward-looking statements and information are by their nature based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks and uncertainties include the satisfaction of the conditions precedent of the Private Placement, including those outlined above. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments. All forward-looking statements and information made herein are qualified by this cautionary statement.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7 Omitted Information
None
Item 8 Executive Officer
Edge Wang, President & CEO
Telephone: 604 683 8880
Item 9 Date of Report
July 24, 2007

13/07	July 30, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
SHAREHOLDERS’ MEETING RESCHEDULED
Vancouver, BC (July 30, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announces today that due to delays in finalizing the meeting materials to be sent to shareholders, the shareholders’ meeting called for August 29, 2007 has been cancelled and that the meeting has been rescheduled for September 12, 2007 at Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia, Canada.
WEX also announces the resignation of Dr. Benjamin Chen as director of the Company, effective immediately. We thank Dr. Chen for his contributions to the Company during the past two years.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

July 31, 2007	REVISED
Alberta Securities Commission
Ontario Securities Commission
British Columbia Securities Commission
Autorité des marches financiers
Dear Sirs:
RE: WEX PHARMACEUTICALS INC.
Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	September 12, 2007

RECORD DATE FOR NOTICE:	July 27, 2007

RECORD DATE FOR VOTING:	July 27, 2007

BENEFICIAL OWNERSHIP DETERMINATION DATE:	July 27, 2007

SECURITIES ENTITLED TO NOTICE:	COMMON

SECURITIES ENTITLED TO VOTE:	COMMON
Yours very truly,
CIBC MELLON TRUST COMPANY
Judy Power
Associate Manager, Trust Central Services
cc: CDS & Co. (Via Fax)
CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks

REDACTED VERSION
SUBSCRIPTION AGREEMENT
TO: WEX Pharmaceuticals Inc. (the “Corporation”)
The undersigned (the “Subscriber”) hereby agrees to purchase from the Corporation 16,327,272 common shares (the “Offered Shares”) of the Corporation for aggregate consideration of $4,489,999.80 (the “Subscription Price”), representing a subscription price of $0.275 per Offered Share and agrees to advance to the Corporation Cdn$15,600,000 (the “Debenture Proceeds”) for a convertible debenture in the principal amount of Cdn$15,600,000 in the form attached as Schedule “A” (the “Convertible Debenture”), such advance to be in accordance with the terms of the Convertible Debenture, which Convertible Debenture will be convertible into common shares of the Corporation and pay interest by the issuance of common shares of the Corporation in accordance with the terms of the Convertible Debenture (together the “Debenture Shares” and together with the Convertible Debenture and the Offered Shares the “Securities”) on the terms and conditions set out in this subscription agreement (the “Subscription Agreement”).
DATED this 15th day of July, 2007.

C.K. Life Sciences Int’l., Inc.	2 Dai Fu Street Tai Po Industrial Estate New Territories Hong Kong

Name of Subscriber	Subscriber’s Address

C.K. Life Sciences Int’l., Inc.	852-2-126-1212	852-2-126-1233
(Attention: Alan Yu)

Subscriber’s Telephone Number Fax Number

By:	“Kee Hung Chu” Signature

Kee Hung Chu, Director

Name and Title (please print)

Registration Instructions:

Name

Account reference, if applicable

Address

Telephone Number Fax Number

Contact Name
A completed and duly executed Schedule B must accompany this Subscription Agreement.

1. Offering and Subscription. By executing this Subscription Agreement, the Subscriber irrevocably offers to purchase from the Corporation the Offered Shares set forth on the first page hereof at the Subscription Price, subject to the terms and conditions set out herein. The Subscriber acknowledges that the offer is subject to:
(a)	the acceptance of this subscription by the Corporation;

(b)	the payment of the Subscription Price by the Subscriber;

(c)	receipt of all necessary regulatory approvals, including required shareholder approval; and

(d)	certain other terms and conditions as set forth herein.
Upon the Corporation’s acceptance of this subscription, this Subscription Agreement will constitute an agreement for the purchase by the Subscriber from the Corporation and for the Corporation to issue and sell to the Subscriber, the number of Offered Shares set forth on the first page hereof at the Subscription Price on the terms and conditions set forth herein. The closing of the offering is subject to and will occur in accordance with the terms and conditions set forth herein and the receipt of all necessary regulatory approvals.
2. Debenture. By executing this Subscription Agreement, the Subscriber irrevocably offers to advance the Debenture Proceeds set forth on the first page hereof, subject to the terms and conditions set out herein and in the Convertible Debenture. The Subscriber acknowledges that the offer is subject to:
(a)	the acceptance of this subscription by the Corporation;

(b)	the payment of the first instalment of the Debenture Proceeds by the Subscriber at Closing (as defined below);

(c)	receipt of all necessary regulatory approvals, including required shareholder approval; and

(d)	certain other terms and conditions as set forth herein.
Upon the Corporation’s acceptance of this offer, this Subscription Agreement will constitute an agreement for the purchase by the Subscriber from the Corporation and for the Corporation to issue and sell to the Subscriber, the Convertible Debenture set forth on the first page hereof for the Debenture Proceeds on the terms and conditions set forth herein and in the Convertible Debenture. The closing of the offering is subject to and will occur in accordance with the terms and conditions set forth herein and the receipt of all necessary regulatory approvals. The closing of the offering of the Offered Shares and the Convertible Debenture (hereinafter, collectively the “Closing”) shall occur together on the Closing Date as provided for in Section 11 hereof.

3. Issuance of Offered Shares. The Subscriber understands that the Offered Shares subscribed for shall be purchased directly from the Corporation by the Subscriber. Provided the subscription is accepted by the Corporation, the Corporation will thereupon issue to the Subscriber on the Closing Date the Offered Shares being subscribed for hereunder registered in the Subscriber’s name (or in such other name or names as are set forth under “Registration Instructions” on the first page of this Subscription Agreement or as the Subscriber otherwise directs the Corporation not less than two business days prior to the Closing Date) and cause to be issued and delivered to the Subscriber definitive certificates representing such Offered Shares at the Closing. In the event that this subscription is not accepted by the Corporation, this Subscription Agreement and any other document in connection therewith delivered to the Corporation will be returned to the Subscriber.
4. Subscriber’s Representations, Warranties and Covenants. By executing this Subscription Agreement, the Subscriber on its own behalf and on behalf of a Purchasing Entity if designated pursuant to Section 20 hereof, represents, warrants and covenants to and with the Corporation (and acknowledges that the Corporation is relying thereon) that:
(a)	the Subscriber:
(i)	is the beneficial purchaser of the Securities unless a Purchasing Entity is designated pursuant to Section 20 hereof in which case the Purchasing Entity shall be the beneficial purchaser;

(ii)	is resident in the jurisdiction set out on the first page of this Subscription Agreement as the “Subscriber’s Address”;

(iii)
is not, and is not purchasing the Securities for the account or benefit of, a U.S. Person (as that term is defined in Regulation S (“Regulation S”) under the United States Securities Act of 1933 (the “1933 Act”)) or for resale in the United States (as “United States” is defined in Regulation S);

(iv)	was not offered the Securities in the United States;

(v)	at the time the purchase order originated was outside the United States, and did not execute or deliver this Subscription Agreement or related documents in the United States;

(vi)
acknowledges that the Securities have not been, nor will they be, registered under the 1933 Act or the securities laws of any state in the United States, and may not be offered or sold in the United States or to a U.S. Person, without registration or an exemption from registration under the 1933 Act and applicable state securities laws and agrees not to offer or sell the Offered Shares in the United States or to a U.S. Person, without registration or an exemption from registration under the 1933 Act and applicable state securities laws;

(vii)
is purchasing the Securities as principal for its own account and not for the benefit of any other person, and is purchasing a sufficient number of Securities so that the aggregate acquisition cost to the Subscriber will not be less than Cdn. $150,000 paid in cash at the time of the trade; and

(viii)
is an “accredited investor” as that term is defined in National Instrument 45-106 (being a person other than individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements or, in the event the Subscriber designates a Purchasing Entity, such Purchasing Entity is a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors);

(b)	if the Subscriber is a resident of, or otherwise subject to the laws of, a country other than Canada or the United States (an “International Jurisdiction”):
(i)
the delivery of this Subscription Agreement, the acceptance of it by the Corporation and the issuance of the Securities complies with all applicable laws of the Subscriber and all other applicable laws and will not cause the Corporation to become subject to or comply with any disclosure, prospectus or reporting requirements under any such applicable laws;

(ii)	the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the International Jurisdiction which would apply to this subscription, if there are any;
(iii)
the Subscriber is purchasing the Securities pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of that International Jurisdiction or, if such is not applicable, is permitted to purchase the Securities under the applicable securities laws of the International Jurisdiction without the need to rely on an exemption or the need of the Corporation to rely on an exemption; and

(iv)
the applicable securities laws do not require the Corporation to make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the International Jurisdiction;

(c)	the Subscriber is purchasing the Securities for investment only and not with a view to resale or distribution of all or any of the Securities;
(d)
the Subscriber has not been created solely or used solely to purchase securities without the use of a prospectus by the issuer in reliance on a prospectus exemption, including without limitation the accredited investor exemption under applicable securities legislation;

(e)
this Subscription Agreement has been duly and validly authorized, executed and delivered by, and constitutes a legal, valid, binding and enforceable obligation of, the Subscriber, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, (ii) general principles of equity that restrict the availability of equitable remedies, and (iii) to the extent that the enforceability of any indemnification may be limited by applicable laws (collectively, the “Qualifications”);

(f)
the Subscriber is a valid and subsisting corporation, has the necessary corporate capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate action in respect thereof;

(g)
the Subscriber undertakes to comply with all provisions of the applicable securities legislation relating to ownership of, and trading in, securities including, without limitation, the filing of insider reports and reports of acquisitions;

(h)
the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in a violation of any of the terms and provisions of any law applicable to the Subscriber or any of its constating documents, or of any agreement to which it is a party or by which it is bound;

(i)
the Subscriber acknowledges that in connection with the purchase of the Offered Securities hereunder it has received no advice as to tax or legal ramifications of this Subscription Agreement and the Convertible Debenture from the Corporation and has been advised to seek independent advice from its legal, accounting and tax advisors prior to entering into this Subscription Agreement;

(j)
the Subscriber is an investor who, by virtue of its net worth and investment experience or by virtue of consultation with or advice from a person who is not an insider of the Corporation, but who is a registered advisor or registered dealer, is able to evaluate the merits and risks of investment in the Securities and is able to bear the economic risk of loss of such investment;

(k)
the Subscriber has been independently advised as to the applicable resale restrictions, including the hold periods imposed in respect of the Securities and confirms that no representation has been made respecting the applicable hold periods for the Securities, and is aware of the risks and other characteristics of the Securities;

(l)
the Subscriber has not received, nor has it requested, nor does it have any need to receive, any offering memorandum or any other document describing the business and affairs of the Corporation that constitutes an offering memorandum as such term is defined under applicable securities laws, nor has any such document been prepared for delivery to, or review by, the Subscriber in order to assist the Subscriber in making an investment decision in respect of the Securities;

(m)
the Subscriber has relied solely upon reports and documents concerning and issued by the Corporation required to be filed with the securities regulatory authorities in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and made available to the public on SEDAR and upon the representations, warranties and covenants provided herein and not upon any verbal or other written representation as to fact or otherwise made by or on behalf of the Corporation or any employees, agents or affiliates thereof;

(n)
the offering and sale of the Securities to the Subscriber was not made or solicited through, and the Subscriber is not aware of, an advertisement of the Securities in printed media of general and regular paid circulation (or other printed public media), radio, television or telecommunications, including electronic display (such as the Internet), or any other form of advertisement or general solicitation and the Subscriber acknowledges it did not receive an offering memorandum or similar document (including an offering memorandum as such term is defined under applicable securities laws) in connection with the offering and sale of the Securities;

(o)	the Subscriber acknowledges that because the purchase and sale of the Securities is being made pursuant to prospectus exemptions available under applicable securities laws:
(i)	it is restricted from using certain of the civil remedies available under the applicable securities laws;
(ii)	it may not receive information that might otherwise be required to be provided to it under the applicable securities laws if the exemptions were not being used; and
(iii)	the Corporation is relieved from certain obligations that would otherwise apply under the applicable securities laws if the exemptions were not being used;
(p)	the Subscriber:
(i)	acknowledges that the Securities purchased hereunder are subject to resale restrictions imposed under applicable securities laws and the rules of regulatory bodies having jurisdiction;
(ii)
acknowledges that the certificates representing the Offered Shares and the Debenture Shares (if the applicable hold period has not expired) may bear legends substantially in the following form and with the necessary information inserted:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE <*INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE DISTRIBUTION DATE>.”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

if the Subscriber wishes to resell the Securities during the four month hold period described in the above legend, the trade can only happen pursuant to applicable securities legislation and stock exchange rules.

(iii)
acknowledges that it has been advised by the Corporation that it should consult its own legal adviser before disposing of all or any part of any Securities that may be issued to the Subscriber pursuant to this Subscription Agreement or the Convertible Debenture to avoid breach of relevant securities legislation and stock exchange rules; and

(iv)	agrees not to resell the Securities, except in accordance with the provisions of applicable securities legislation and stock exchange rules;
(q)	the Subscriber acknowledges that:
(i)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities;
(ii)	there is no government or other insurance covering the Securities;
(iii)	there are risks associated with the purchase of the Securities;
(iv)	there are restrictions on its ability to resell the Securities and it is its responsibility to find out what those restrictions are and to comply with them before selling the Securities; and
(v)
it has been advised by the Corporation that the Corporation is relying on an exemption from the requirements to provide it with a prospectus and to sell securities through a person registered to sell securities under applicable securities legislation (including securities legislation of British Columbia) and, as a consequence of acquiring the Securities pursuant to this exemption, certain protections, rights and remedies provided by applicable securities legislation (including securities legislation of British Columbia), including statutory rights of rescission or damages, will not be available to it;

(r)
the Subscriber will execute, deliver, file and otherwise assist the Corporation in filing, such reports, undertakings and other documents required by applicable securities legislation, policy or order or by any securities commission, stock exchange or other regulatory authority with respect to the issue of the Securities, including, if required by the TSX, a Personal Information Form;

(s)
the Subscriber is not acting jointly or in concert with another person or is bound by or subject to any agreement, commitment or understanding, whether formal or informal, with any other person relating to the voting rights attached to the Securities to be purchased hereunder or in connection with the purchase hereunder;

(t)	as of the date hereof, the Subscriber is not an “insider” or “control person” of the Corporation, as that term is defined in applicable securities laws; and
(u)
the funds representing the Subscription Price and the Debenture Proceeds which will be advanced by the Subscriber to the Corporation hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) Act (Canada) (the “PCMLA”) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement, the Convertible Debenture and the Subscriber’s purchase of the Securities hereunder, on a confidential basis, pursuant to the PCMLA. To the best of its knowledge:

(i)	none of the subscription funds to be provided by the Subscriber:
(A)	have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States, or any other jurisdiction; or

(B)	are being tendered on behalf of a person or entity who has not been identified to the Subscriber; and
(ii)
it shall promptly notify the Corporation if the Subscriber discovers that any of such representations ceases to be true, and to provide the Corporation with appropriate information in connection therewith.

If the Subscriber designates a Purchasing Entity pursuant to Section 20 hereof: (a) the representations and warranties in this Subscription Agreement, including without limitation in this Section 4 shall apply mutatis mutandis to the Purchasing Entity; and (b) the terms and conditions in this Subscription Agreement applicable to the Subscriber shall apply mutatis mutandis to the Purchasing Entity.
The Subscriber agrees that the above representations, warranties and covenants in this Section 4 will be true and correct both as of the execution of this Subscription Agreement and as of the Closing Time and will survive the purchase of the Securities hereunder and shall continue in full force and effect for two years from the Closing Date, notwithstanding any subsequent disposition of the Securities.
5. Acknowledgement of Subscriber. The foregoing representations, warranties and covenants (including those made in any Schedules attached hereto) are made by the Subscriber with the intent that they be relied upon by the Corporation in determining the eligibility of the Subscriber as a purchaser of the Securities and the Subscriber hereby agrees to indemnify the Corporation against all losses, claims, costs, expenses and damages or liabilities which the Corporation may suffer or incur, caused or arising from reliance thereon. The Subscriber undertakes to notify the Corporation immediately of any change in any representation, warranty or other information relating to the Subscriber or the Purchasing Entity set forth herein (including those made in any Schedules attached hereto) which takes place prior to the Closing Time.

6. Corporation’s Representations, Warranties and Covenants. By executing this Subscription Agreement, the Corporation represents, warrants and covenants to and with the Subscriber (and acknowledges that the Subscriber is relying thereon) that:
(a)
Subsidiaries. Each of the entities listed in Section 6(a) of Schedule “D” (the “Disclosure Schedule”) is a subsidiary of the Corporation (the “Subsidiaries”). Other than the Subsidiaries, the Corporation does not own or control any equity security of any other person. Except as disclosed in Section 6(a) of the Disclosure Schedule or in the Disclosure Record (as hereinafter defined) the Corporation is not a participant in any joint venture, partnership or similar arrangement. Except as disclosed in Section 6(a) of the Disclosure Schedule or the Disclosure Record the Corporation owns, directly or indirectly, the shares or other equity interests of each Subsidiary set forth in Section 6(a) of the Disclosure Schedule free and clear of all Encumbrances (as defined in Section 6(p) below). The jurisdiction of incorporation and percentage of voting and equity securities currently held by the Corporation of each Subsidiary is as set out in Section 6(a) of the Disclosure Schedule. The registered capital of Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”) and the contributions to date with respect thereto are also set out in Section 6(a) of the Disclosure Schedule and except as disclosed in Section 6(a) of the Disclosure Schedule all contributions required to have been made as of the date hereof have been made in accordance with applicable law.

(b)
Organization, Good Standing and Qualification. Except as disclosed in Section 6(b) of the Disclosure Schedule, the Corporation and each of the Subsidiaries is a corporation duly incorporated, continued or amalgamated and organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, continuation or amalgamation. The Corporation and each of the Subsidiaries have all requisite corporate power, capacity and authority to own and operate its properties and assets. The Corporation and each of the Subsidiaries is duly qualified to carry on its business as now conducted and is duly registered, licensed or qualified in good standing in all jurisdictions in which the nature of its activities, business and its properties (both owned and leased) makes such licensing, registration or qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect and, to its knowledge, no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification. Except as disclosed in Section 6(b) of the Disclosure Schedule, the Corporation and each Subsidiary, is not insolvent, and no acts or proceedings of the Corporation or the Subsidiary have been taken by or against it or are pending in connection with, and the Corporation or the Subsidiary is not in the course of, and has not received any notice in respect of, a dissolution, liquidation, insolvency, bankruptcy, reorganization or receivership.

(c)
Authority. The Corporation has all requisite corporate power and authority to execute and deliver this Subscription Agreement, the Convertible Debenture and to issue and sell the Securities contemplated hereby and, at the Closing Time, the Offered Shares to be purchased hereunder will have been duly authorized, allotted and reserved for issuance and upon the Corporation’s receipt of full payment for the Offered Shares, such Offered Shares will be issued as fully paid shares in the capital of the Corporation. With respect to the issuance of the Debenture Shares, at the Closing Time, the Corporation will have duly authorized, allotted and reserved for issuance up to 320,000,000 common shares (subject to adjustment as provided for in the Convertible Debenture) on full or partial conversion of the Convertible Debenture and all of the common shares to be issued in payment of interest under the Convertible Debenture and the Debenture Shares when issued shall be issued as fully paid shares in the capital of the Corporation.

(d)
TSX Compliance. The Corporation is, and will at the Closing Time be, in compliance in all material respects with the by-laws, rules and regulations of the TSX including without limitation all corporate governance requirements of the TSX and no material change relating to the Corporation has occurred from and after March 31, 2007 that has not been generally disclosed and that in relation thereto the requisite material change report has not been filed under applicable securities laws and no such disclosure has been made on a confidential basis.

(e)
Reporting Issuer. As at the date hereof, the Corporation is a “reporting issuer” or its equivalent in of British Columbia, Alberta, Ontario and Quebec and is not on the list of defaulting reporting issuers, or the equivalent thereof, maintained by the applicable regulatory authority in such jurisdiction.

(f)
Disclosure Record. Each of the Corporation’s prospectuses, annual reports, financial statements, annual information forms, management discussion and analysis, information circulars, material change reports, press releases and all other information or documents filed by the Corporation with the securities regulatory authorities in Canada on SEDAR and made available to the public on SEDAR and with the TSX on or after March 31, 2005 (the “Disclosure Record”) did not contain a misrepresentation as at the date of the filing, which was not subsequently corrected.

(g)	Capitalization; Voting Rights
(i)	Section 6(g) of the Disclosure Schedule sets forth for the Corporation and each Subsidiary:
(A)	the authorized capital on the date hereof;

(B)	the number of shares or other securities issued and outstanding on the date hereof;

(C)	the number of shares or other securities issuable pursuant to any stock option plan of the Corporation (the “Plan”) or of a Subsidiary; and

(D)
the number of shares or other securities issuable or reserved for issuance pursuant to other options granted or proposed to be granted to officers, directors, employees or consultants, warrants, other rights to acquire securities and other convertible securities outstanding as at the date of this Subscription Agreement, whether issued pursuant to an established plan or otherwise, and including any agreement or understanding with respect to the issuance or granting of the same, other than the Convertible Debenture (the “Outstanding Convertible Securities”).

(ii)
Except as may be issued or granted pursuant to this Subscription Agreement or the Convertible Debenture and except as disclosed in Section 6(g) of the Disclosure Schedule or in the Disclosure Record, there are no outstanding options, warrants, rights (including conversion or pre-emptive rights and rights of first refusal), proxy or shareholder agreements, or agreements of any kind for the purchase or acquisition from treasury or from the Corporation or a Subsidiary of any securities of the Corporation or any securities of a Subsidiary.

(iii)
Except as disclosed in Section 6(g) of the Disclosure Schedule all issued and outstanding shares in the capital of the Corporation have been duly authorized and validly issued and are fully paid and were issued in compliance with all applicable laws.

(iv)
Except as disclosed in Section 6(g) of the Disclosure Schedule or in the Disclosure Record, no stock purchase plan, stock option plan or other agreement or understanding between the Corporation and any holder of any equity securities or rights to purchase equity securities provides for acceleration or other changes in the vesting provisions or other terms of such agreement or understanding as the result of any merger, sale of shares or assets, change in control or any other transaction(s) by the Corporation.

(v)	There are no shareholders’ agreements, voting trust, proxy or other agreements in any way governing the rights of shareholders of the Corporation to which the Corporation is a party.
(h)
Authorization; Binding Obligations. Subject to the required shareholder and director approvals being obtained prior to the Closing Time, all corporate action on the part of the Corporation necessary for the authorization, execution and delivery of this Subscription Agreement and the Convertible Debenture and the performance of all obligations of the Corporation hereunder and thereunder and the authorization, sale, issuance and delivery of the Offered Shares pursuant to the Subscription Agreement have been or will be taken prior to the Closing Time. The Subscription Agreement constitutes, and the Convertible Debenture when executed and delivered at Closing will constitute, a valid and binding obligation of the Corporation enforceable in accordance with its terms, except as limited by the Qualifications. Other than as provided in this Subscription Agreement, the sale of the Offered Shares and the Convertible Debenture are not and will not be subject to any pre-emptive rights or rights of first refusal.

(i)
Financial Statements. The consolidated audited financial statements of the Corporation for the year ended March 31, 2007, consisting of consolidated balance sheets as at March 31, 2007 and March 31, 2006 and consolidated statements of operations and deficit, and consolidated statements of cash flow, each for the years ended March 31, 2007 and March 31, 2006, together with the notes thereon (collectively the “Financial Statements”) present fairly the financial condition of the Corporation, on a consolidated basis, as of their dates, and have been prepared in accordance with Canadian generally accepted accounting principles consistently applied. Since March 31, 2007 (the “Statement Date”) there has been no material change by the Corporation in its accounting policies, monthly practices or principles that are material to the Corporation’s consolidated financial statements, except as disclosed in the notes to the Financial Statements with respect to periods ending prior to the date of this Subscription Agreement.

(j)	Internal Controls. The Corporation has established and maintains a system of disclosure controls and procedures and internal control over financial reporting, and has:
(i)
designed such disclosure controls and procedures, or caused them to be designed under management’s supervision, to provide reasonable assurance that material information relating to the Corporation is made known to management by others, particularly during the period in which the financial statements are being prepared;

(ii)
designed such internal control over financial reporting, or caused it to be designed under management’s supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Corporation’s generally accepted accounting principles; and

(iii)
evaluated the effectiveness of the Corporation’s disclosure controls and procedures as of the end of the period covered by the Corporation’s most recent annual filings and have caused the Corporation to disclose in the most recent annual management’s discussion and analysis the conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the Corporation’s most recent annual filings based on such evaluation.

(k)
Auditor’s Independence. Ernst & Young LLP and Manning Elliot LLP have expressed their opinion in respect of the audited financial statements of the Corporation which they audited, were “independent” with respect to the Corporation at all relevant times within the meaning of the rules and regulations of the Canadian securities regulatory authorities and there has never been a “reportable event” (within the meaning of National Instrument 51-102) with either of such auditors.

(l)
Liabilities. Except as set forth in the Financial Statements or the Disclosure Record, the Corporation (including the Subsidiaries) has no material liabilities and, to its knowledge, knows of no material contingent liabilities, except current liabilities incurred in the ordinary course of business subsequent to the Statement Date which in any individual case or in the aggregate, would not have a material adverse effect. Except as disclosed in the Disclosure Record neither the Corporation nor any Subsidiary is a guarantor or indemnitor of any indebtedness of any other person. Except as disclosed in the Disclosure Record, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporation or a Subsidiary with unconsolidated entities or other persons that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Corporation on a consolidated basis or that would reasonably be expected to be material to an investor in making a decision to purchase the Securities.

(m)	Agreements; Action.
(i)
Other than as disclosed in Section 6(m) of the Disclosure Schedule or the Disclosure Record, there are no agreements, understandings or proposed transactions between the Corporation or any of the Subsidiaries and any of its officers, directors or affiliates, other than employment agreements entered into in the ordinary course of business.

(ii)
Except as disclosed in Section 6(m) of the Disclosure Schedule and in the Disclosure Record, there are no agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which the Corporation or any Subsidiary is a party or to its knowledge by which it is bound which may involve obligations (contingent or otherwise) of, or payments to, the Corporation or any Subsidiary in excess of $250,000.

(iii)
Except as disclosed in the Financial Statements, Section 6(m) of the Disclosure Schedule or in the Disclosure Record, neither the Corporation nor any Subsidiary has since the Statement Date, other than in the ordinary course (i) incurred any indebtedness for money borrowed or any other liabilities that are now outstanding, (ii) made any loans or advances to any other person, other than ordinary advances for travel expenses or expense reimbursements, or (iii) sold, exchanged or otherwise disposed of any of its assets, licenses or rights, except in the ordinary course of business.

(iv)
Except as disclosed in Section 6(m) of the Disclosure Schedule or in the Disclosure Record the Corporation and each Subsidiary has performed all obligations required to be performed by it as of the date hereof under any material agreement to which the Corporation or any Subsidiary is a party or by which it is bound. Except as disclosed in Section 6(m) of the Disclosure Schedule or the Disclosure Record, there are no material agreements to which the Corporation or any Subsidiary is a party, not otherwise disclosed, the breach or termination of which by the other party to such agreement would reasonably be expected to have a material adverse effect on the Corporation.

(n)
Obligations to Related Parties. Except as disclosed in this Section 6(n) or in the Disclosure Record there are no obligations of the Corporation or of any Subsidiary or indebtedness or other amounts owing to any of the officers, directors, shareholders, or employees of the Corporation or any Subsidiary other than:

(i)	for payment for services rendered;
(ii)	reimbursement for reasonable expenses incurred on behalf of the Corporation or a Subsidiary;
(iii)
for other standard employee benefits made generally available to all employees of the same level (including stock option agreements approved by the Corporation’s Board of Directors (the “Board of Directors”) outstanding under the Plan); and

(iv)	as set forth in the Financial Statements or the Disclosure Record.
To the Corporation’s knowledge, other than as disclosed in the Disclosure Record, none of the officers, directors or material shareholders of the Corporation or of any Subsidiary or any members of their immediate families, are indebted to the Corporation or any Subsidiary or have any direct or indirect ownership interest in any firm or corporation with which the Corporation or any Subsidiary is affiliated or any firm or corporation which competes with the Corporation, other than passive investments in publicly traded companies (representing less than ten percent of such company) which may compete with the Corporation. Other than as disclosed in the Disclosure Record, no officer, director or material shareholder, or any member of their immediate families, is, directly or indirectly, interested in any material contract with the Corporation or any Subsidiary (other than such agreements related to employment or the ownership of options pursuant to the Plan). Except as disclosed in the Disclosure Record, neither the Corporation nor any Subsidiary is a guarantor or indemnitor of any indebtedness of any officer, director or material shareholder of the Corporation or of any Subsidiary or any member of their immediate families. For the purposes of this section “material shareholder” means any shareholder who would be required to file insider trading reports pursuant to the Securities Act (British Columbia).

(o)	Changes. Since March 31, 2006 and except as disclosed in the Disclosure Record or in Section 6(o) of the Disclosure Schedule, there has not been to the Corporation’s knowledge:
(i)
any change in the assets, liabilities, financial condition or operations of the Corporation on a consolidated basis from that reflected in the Financial Statements, other than changes in the ordinary course of business, none of which individually or in the aggregate has had or is reasonably expected to have a material adverse effect;

(ii)
any resignation or termination of any officer, key employee or group of employees of the Corporation or of any Subsidiary, and the Corporation, to its knowledge, does not know of the impending resignation or termination of employment of any such officer, key employee or group of employees;

(iii)	any material change in the contingent obligations of the Corporation on a consolidated basis, by way of guaranty, endorsement, indemnity, warranty or otherwise;
(iv)	any direct or indirect loans made by the Corporation or any Subsidiary to any shareholder, employee, officer or director of the Corporation or any Subsidiary;
(v)	any material change in any compensation arrangement or agreement with any employee, officer, director or shareholder;
(vi)	any declaration or payment of any dividend or other distribution of the assets of the Corporation or of any Subsidiary;
(vii)	any debt, obligation or liability incurred, assumed or guaranteed by the Corporation or by any Subsidiary, except for current liabilities incurred in the ordinary course of business;

(viii)	any sale, assignment or transfer of any material asset;
(ix)	any change in any material agreement to which the Corporation or any Subsidiary is a party or by which it is bound which results in a material adverse effect; or
(x)	any other event or condition of any character that, either individually or cumulatively, has resulted in a material adverse effect.

(p)
Title to Properties and Assets; Liens, etc. Except as disclosed in the Financial Statements, the Disclosure Record or in Section 6(q) of the Disclosure Schedule and as may be disclosed in the Clinical Data Disclosure Schedule (as hereinafter defined):

(i)
the Corporation and each Subsidiary has good and marketable title to its properties and assets, real, personal or intangible, free and clear of all mortgages, pledges, liens, charges, security interests, claims, adverse interests or other encumbrances whatsoever (collectively the “Encumbrances”), other than those resulting from taxes which have not yet become delinquent;

(ii)
any real property and facilities held under lease by the Corporation or any Subsidiary is held by it under valid, subsisting and enforceable leases, except to the extent that enforcement may be limited by the Qualifications; and

(iii)
the Corporation and each Subsidiary, as applicable, is in compliance with all material terms of each lease for real property or material lease for personal property to which it is a party or is otherwise bound.

(q)	Intellectual Property.
(i)
“Intellectual Property” means all intellectual property of the Corporation and all its Subsidiaries and used or currently being developed for use in the business of the Corporation and its Subsidiaries (the “Business”) and all rights of the Corporation and its Subsidiaries therein, including all claims for past infringement, worldwide, whether registered or unregistered, including without limitation:

(A)	all patents, patent applications and other patent rights, used in the Business, including divisional and continuation patents (the “Patents”)
REDACTED
(B)
all registered and unregistered trade-marks, service marks, logos, slogans, corporate names, business names, and other indicia of origin, and all applications and registrations therefor (the “Trademarks”);

(C)	registered and unregistered copyrights and mask works, including all copyright in and to computer software programs, and applications and registration of such copyright;

(D)	internet domain names (the “Domain Names”), applications and reservations for internet domain names, uniform resource locators and the corresponding Internet sites;

(E)	industrial designs;

(F)
trade secrets and proprietary information not otherwise listed in Sections 6(q)(i)(A) through 6(q)(i)(E) above, including, without limitation, all inventions (whether or not patentable), invention disclosures, moral and economic rights of authors and inventors (however denominated), confidential information, technical data, clinical data and documentation, reports and information relating to clinical trials, including without limitation all preclinical data, all clinical trial data from all phases, all clinical trial protocols, all documentation submitted to regulatory boards including in Canada, the United States, China and Europe, all production SOP documents, clinical research statistic data, correspondence documents and study reports with regulatory boards, Drug Master Files and Investigator brochures (collectively, the “Clinical Data”) customer lists, corporate and business names, trade names, trade dress, brand names, know-how, show-how, mask works, formulae, methods (whether or not patentable), designs, processes, procedures, technology, business methods, source codes, object codes, computer software programs (in either source code or object code form) databases, data collections and other proprietary information or material of any type, and all derivatives, improvements and refinements thereof, howsoever recorded, or unrecorded (the “Proprietary Information”); and

(G)	any goodwill associated with any of the foregoing.
(ii)	“Critical Intellectual Property” means all Intellectual Property related to Tetrodotoxin in Canada, the United States, Europe and China, including the Critical Patents, as defined herein.

(iii)
Section 6(q) of the Disclosure Schedule sets out to the best of the Corporation’s knowledge a full, complete, accurate and true list of the Patents, Trademarks and Domain Names owned by the Corporation and its Subsidiaries, as applicable, or licensed from third parties, other than normal and routine off-the-shelf software license agreements, in each case broken down by Corporation-owned Intellectual Property and Corporation-licensed Intellectual Property. With respect to the Critical Intellectual Property owned by the Corporation and its Subsidiaries, the Corporation and its Subsidiaries, have paid all necessary fees and filed all appropriate affidavits and renewals with the appropriate administrative or governmental office in Canada, the United States and China and with the European Patent Office. To the best of the Corporation’s knowledge the Intellectual Property including the Critical Intellectual Property listed in Section 6(q) of the Disclosure Schedule and that may be listed in the Clinical Data Disclosure Schedule is the only intellectual property necessary for and material to the operation of the Business as currently conducted (it being understood that the Corporation is a research and development company that will need and is currently working to develop other Intellectual Property to achieve its objectives with respect to Tetrodotoxin). The Critical Intellectual Property listed in Section 6(q) is subsisting and enforceable, and to the knowledge of the Corporation following due inquiry, the Intellectual Property listed in Section 6(q) of the Disclosure Schedule is valid, subsisting and enforceable except as disclosed in the Disclosure Record and in Section 6(q) of the Disclosure Schedule.

(iv)
As of the date hereof, the Corporation and its Subsidiaries, as applicable, own, directly and exclusively, all right, title and interest in and to all Intellectual Property owned by it as identified in Section 6(q) of the Disclosure Schedule and that may be identified in the Clinical Data Disclosure Schedule, with good and marketable title, free and clear of all Encumbrances or any other rights of others except as set out therein and the Disclosure Record. As of Closing, the Corporation and its Subsidiaries, as applicable, will own, directly and exclusively, all right, title and interest in and to all Critical Intellectual Property owned by it as identified in Section 6(q) of the Disclosure Schedule and that may be identified in the Clinical Data Disclosure Schedule, with good and marketable title, free and clear of all Encumbrances or any other rights of others, subject to the licenses listed Section 6(q) of the Disclosure Schedule. As of the Closing, any third party who has any moral rights or similar rights in or to such Critical Intellectual Property will have irrevocably waived such rights in favour of the Corporation at Closing. As concerns the Intellectual Property other than the Critical Intellectual Property, neither the Corporation nor any Subsidiary has knowledge of any claims to ownership of the Intellectual Property by any persons, including any employees, independent contractors or developers, who were employed or retained by the Corporation or a Subsidiary prior to April 1, 2006 and confirm that since that date all inventors including employees or independent contractors who were employed or retained by the Corporation or a Subsidiary have transferred and assigned and waived all their rights in such Intellectual Property to the Corporation. To the knowledge of the Corporation and except as disclosed in the Disclosure Record and Section 6(q) of the Disclosure Schedule, the Corporation and its Subsidiaries, as applicable, hold valid licenses for all third-party owned Intellectual Property. Except as disclosed in the Disclosure Record and Section 6(q) of the Disclosure Schedule, in each case in which the Corporation or any of its Subsidiaries has acquired ownership of any registered or applied-for Intellectual Property from another person, the Corporation or a Subsidiary has recorded or had recorded such acquisition with the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalent offices in Canada, China and Europe, in each case in accordance with all applicable legal requirements. Except as disclosed in the Disclosure Record and Section 6(q) of the Disclosure Schedule, no shareholder of the Corporation or any of its Subsidiaries nor any person who is related to or not dealing at arm’s length with a shareholder owns or has any rights to the use of the Corporation’s or any of its Subsidiaries Intellectual Property.

(v)
Except as disclosed in the Disclosure Record and Section 6(q) of the Disclosure Schedule, the Corporation or a Subsidiary has not, except in the ordinary course of business in connection with the distribution of its products and licenses to end users:

(A)
transferred, conveyed, sold, assigned, pledged, mortgaged or granted a security interest in any material Intellectual Property owned by the Corporation and its Subsidiaries, as applicable, to any third party;

(B)	entered into any license, franchise or other agreement with respect to any material Intellectual Property owned by the Corporation and its Subsidiaries, as applicable, with any third party; or

(C)	otherwise encumbered any of the material Intellectual Property owned by the Corporation and its Subsidiaries, as applicable.
(vi)
To the best of the Corporation’s knowledge except as disclosed in the Disclosure Record and Section 6(q) of the Disclosure Schedule, all of the licences and sublicences and consent, royalty or other agreements concerning Intellectual Property that are material to the conduct of the Business as currently conducted or as currently proposed to be conducted to which the Corporation or any of its Subsidiaries is a party are valid and binding obligations of the Corporation or its Subsidiaries, as the case may be enforceable in accordance with their terms, except to the extent that enforcement thereof may be limited by the Qualifications, and there exists no event or condition that will result in a material violation or breach of or constitute (with or without due notice or lapse of time or both) a default by the Corporation or any of the Subsidiaries under any such licence agreement. Except as disclosed in the Disclosure Record and Section 6(q) of the Disclosure Schedule, there are no royalties, honoraria, fees or other payments payable by the Corporation or any of its Subsidiaries to any person by reason of the ownership, use, license, sale or disposition of any of the material Intellectual Property.

(vii)
The Corporation and its Subsidiaries, as applicable, have taken to the date hereof and will continue to take all steps necessary to validly maintain, and have not taken to the date hereof and will not take any steps that could constitute abandonment of, the Critical Intellectual Property owned by the Corporation and its Subsidiaries which are registered in Canada, China, the United States or with the European Patent Office, including paying all necessary fees and filing all appropriate affidavits and renewals with the appropriate administrative or governmental office in Canada, China and the United States and with the European Patent Office.

(viii)
In the United States the Corporation qualifies as a “small entity” and pays small entity fees in respect of patents or applications. In Canada, China and with the European Patent Office, no fee has been paid on the basis that the applicant or patentee qualified as a small entity.

(ix)
Except as disclosed in the Disclosure Record and Section 6(q) of the Disclosure Schedule, to the knowledge of the Corporation, the Critical Intellectual Property owned by the Corporation and its Subsidiaries and currently used to conduct the Business does not conflict with, misappropriate or infringe upon or otherwise violate any intellectual property rights of others. Except as disclosed in the Disclosure Record and Section 6(q) of the Disclosure Schedule, there are no unresolved pending or, to the knowledge of Corporation, threatened actions, litigation or administrative proceedings (“Proceedings”) that allege that the Corporation or a Subsidiary has infringed or misappropriated the intellectual property rights of any third party.

(x)
Except as disclosed in the Disclosure Record and Section 6(q) of the Disclosure Schedule, there are no unresolved pending or, to the knowledge of Corporation, threatened Proceedings that challenge or otherwise question the validity, title or ownership of any Intellectual Property, or the right to use any Intellectual Property, that the Corporation or a Subsidiary owns and/or currently uses to conduct the Business.

(xi)
To the knowledge of Corporation and the Subsidiaries, except as disclosed in the Disclosure Record and Section 6(q) of the Disclosure Schedule, there is no and has not been any conflict, unauthorized use, infringement or misappropriation of any of the Intellectual Property owned, used or licensed by or to the Corporation or a Subsidiary or any breach at any time of any duty or obligation owed to the Corporation or a Subsidiary in respect of the Intellectual Property.

(xii)
Except as disclosed in the Disclosure Record and Section 6(q) of the Disclosure Schedule, the Corporation and each Subsidiary has taken reasonable commercial measures to maintain the secrecy of its Intellectual Property that it considers to be trade secrets or confidential information and to the best of their knowledge, all technical information capable of patent protection developed by and belonging to the Corporation or any of its Subsidiaries or licensed to the Corporation or any of its Subsidiaries which has not been patented has been kept confidential.

(xiii)
As concerns the Intellectual Property, each employee and contractor to the Corporation or a Subsidiary since April 1, 2006 has signed a confidentiality and non-disclosure agreement, and there have not been any breaches of such confidentiality and non-disclosure agreements, to the knowledge of the Corporation and the Subsidiaries. As concerning persons involved in the development of the Intellectual Property prior to April 1, 2006, to the knowledge of the Corporation and the Subsidiaries; there has not been any public disclosure of Propriety Information considered confidential. Each of the Corporation and the Subsidiaries has taken reasonable commercial measures to maintain the secrecy of its Critical Intellectual Property that it considers to be trade secrets or confidential information and to the best of their knowledge, all technical information capable of patent protection developed by and belonging to the Corporation or any of its Subsidiaries or licensed to the Corporation or any of its Subsidiaries which has not been patented has been kept confidential. To the knowledge of the Corporation and each of the Subsidiaries, its employment of any of its employees or the retainer of any consultant does not violate any non-disclosure or non-competition agreement between any employee or consultant and a third party.

(xiv)
Except as disclosed in the Disclosure Record and Section 6(q) of the Disclosure Schedule, the Corporation and the Subsidiaries are not a party to any agreement, contract, or judicial order that in any way limits or restricts any Critical Intellectual Property that the Corporation or a Subsidiary owns and/or currently uses to conduct the Business, other than normal and routine off-the-shelf software license agreements.

(xv)	The execution and delivery of this Subscription Agreement and the Convertible Debenture and the consummation of the transactions contemplated thereby will not:
(A)	breach, violate or conflict with any instrument or agreement governing any Intellectual Property right owned, used by or licensed to the Corporation or any of its Subsidiaries; or

(B)
cause the forfeiture or termination of any Intellectual Property right owned, used by or licensed to the Corporation or any of its Subsidiaries to use, sell, license or dispose of, or to bring any action for the infringement of, any Intellectual Property right owned, used by or licensed to the Corporation or any of its Subsidiaries (or any portion thereof).

(r)	Environmental Matters.
(i)
Each of the Corporation and the Subsidiaries carries on its business and operates and maintains the properties and assets used in its business in compliance with all applicable federal, provincial, state, municipal or local statutes, regulations, by-laws, Environmental Permits (as defined in Section 6(r)(ii) below), orders or rules, and any policies, standards, codes or guidelines of any applicable governmental or regulatory body or agency in the People’s Republic of China, imposing any requirements or obligations relating to the ambient air, all layers of the atmosphere, surface water, underground water, all land, all living organisms, the interacting natural systems that include components of air, land, water and living organisms, the transportation of dangerous goods and occupational health and safety including those pertaining to:

(A)
reporting, licensing, permitting, investigating, remediating and cleaning up in connection with any presence or release, or the threat of the same, of Hazardous Substances (as defined in Section 6(r)(iii) below), and

(B)	the generation, manufacture, processing, distribution, use, re-use, treatment, storage, disposal, transport, labelling, handling and the like of Hazardous Substances (the “Environmental Law”).

(ii)
Each of the Corporation and the Subsidiaries has all permits, licences, approvals, consents, authorizations, registrations and certificates required under Environmental Law (the “Environmental Permits”) required for it to operate its business and to own, use and operate the properties and assets used in such business, except as disclosed in Section 6(r) of the Disclosure Schedule. The particulars of all such Environmental Permits are summarized in Section 6(r) of the Disclosure Schedule. Each such Environmental Permit held by the respective Corporation or Subsidiary is valid, subsisting and in good standing, to its knowledge, neither the Corporation nor any Subsidiary is in default or breach of any such Environmental Permit issued to it and no grounds exist to revoke or amend any such Environmental Permit. There are no Actions against or involving the Corporation or any Subsidiary either in progress, pending or, to the knowledge of the Corporation, threatened which allege the violation of, or non-compliance with, any Environmental Law.

(iii)
Since April 1, 2006, neither the Corporation nor any of the Subsidiaries have used any of the facilities or real property owned, leased, occupied or used by it (including any real property previously owned, leased, occupied or used by any of them) (for the purposes of this Section 6(r), the “Real Property”), or permitted them to be used, to refine, treat, dispose, produce or process any substance, material or waste that is regulated by, or forms the basis of liability, now or hereafter, under any applicable Environmental Laws (the “Hazardous Substances”) except in compliance with Environmental Law and Environmental Permits held by such Corporation or Subsidiary.

(iv)
Neither the Corporation nor any of the Subsidiaries nor any other person responsible under Environmental Law for acts of any of the Corporation or the Subsidiaries has been convicted of an offence or been subjected to any Action or been subject to any order or other sanction requiring investigation or remediation of any real property or been fined or otherwise sentenced for non-compliance with any Environmental Law, and has not settled any prosecution or other proceeding short of conviction in connection therewith.

(v)
Since April 1, 2006, neither the Corporation nor any of the Subsidiaries have caused or permitted the release of any Hazardous Substance at, on or under the Real Property, or the release of any Hazardous Substance off-site of the Real Property, except in compliance in all material respects with Environmental Law and with Environmental Permits held by the applicable Corporation or Subsidiary. No part of the Real Property has ever been used by any of the Corporation or the Subsidiaries or, to the knowledge of the Corporation, by any other person as a waste disposal site or land fill. All Hazardous Substances and all other wastes used by the Corporation and any Subsidiary or resulting from their respective business have been disposed of and stored in compliance with Environmental Law and Environmental Permits held by the applicable Corporation or Subsidiary.

(vi)
Neither the Corporation nor any of the Subsidiaries have received written notice, nor does the Corporation have knowledge of any facts that could give rise to any notice, that any of the Corporation or any Subsidiary are potentially responsible for any remedial or other corrective action or any work, repairs, construction or capital expenditures to be made under any Environmental Law with respect to their respective business or the Real Property.

(vii)
The Corporation has no knowledge of any Hazardous Substance originating from any adjoining or neighbouring properties, which has or is suspected to be migrating onto, into or under the Real Property or otherwise affecting the business of the Corporation or any Subsidiary.

(s)
Compliance with Other Instruments. Except as disclosed in Section 6(s) of the Disclosure Schedule or the Disclosure Record the Corporation is not in violation or default of any term of its constating documents or, in any material respect of any provision of any mortgage, indenture, agreement, instrument or contract to which it is party or by which it is bound or of any judgment, decree, order or writ.

(t)
Litigation. Except as disclosed in Section 6(t) of the Disclosure Schedule or in the Disclosure Record there is no action, suit, proceeding or investigation pending or, to the Corporation’s knowledge, currently threatened against the Corporation or any of the Subsidiaries or any of their respective properties or assets before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, provincial, local or foreign) (collectively, an “Action”). Other than as disclosed in the Disclosure Record or the Disclosure Schedule, neither the Corporation nor any of its Subsidiaries, nor any director or officer thereof is, or has been, subject of any Action, including a claim of violation of or liability, under securities laws or a claim of breach of fiduciary duty.

(u)	Tax Returns and Payments. Except as disclosed in the Disclosure Record and Section 6(u) of the Disclosure Schedule:
(i)
all taxes (including income tax, capital tax, goods and services tax, sales tax, payroll taxes, health tax, custom and land transfer taxes, duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto) (collectively, the “Taxes”) due and payable by the Corporation and the Subsidiaries have been paid, except those which are being bona fide and in good faith contested as set forth in Section 6(u) of the Disclosure Schedule;

(ii)
all tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate;

(iii)
no domestic or foreign taxation authority has asserted or, to the Corporation’s knowledge, threatened to assert any assessment, claim or liability for Taxes due or to become due in connection with any review or examination of the tax returns of the Corporation or any Subsidiary filed for any year which would have a material adverse effect; and

(iv)
the Corporation has established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Corporation and, to the knowledge of the Corporation, there are no audits pending of the tax returns of the Corporation (whether federal, state, provincial, local or foreign) and there are no claims which have been asserted or which, to the Corporation’s knowledge, have been threatened relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a material adverse effect.

(v)
Compliance with Laws; Permits and Certificates. Except as disclosed in Section 6(v) of the Disclosure Schedule or the Disclosure Record, neither the Corporation nor any of the Subsidiaries is in violation of any applicable statute, rule, regulation, order or restriction of any domestic government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, including but not limited to those relating to privacy, labour and health and safety, which violation would have a material adverse effect. No governmental orders, permissions, consents, approvals or authorizations, are required to be obtained and no registrations or declarations are required to be filed in connection with the execution and delivery of this Subscription Agreement and the issuance of the Offered Shares, the Convertible Debenture or the Debenture Shares except such as have been or will be duly and validly obtained or filed prior to the Closing Date, or with respect to any filings that must be made after the Closing Date, as will be filed in a timely manner. Except as disclosed in the Disclosure Record the Corporation and each Subsidiary has all franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could reasonably be expected to have a material adverse effect and believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as planned to be conducted. Except as disclosed in the Disclosure Record neither the Corporation nor any Subsidiary is in default in any material respect under any of such franchises, permits, licenses or other similar authority.

(w)
Offering Valid. The Corporation has complied and will comply with all applicable securities laws in connection with the offer, issuance and sale of the Securities pursuant to this Subscription Agreement. Neither the Corporation nor any person acting on its behalf has engaged in any form of general solicitation or general advertising in connection with the offer or sale of the Securities. The Corporation will file or cause to be filed, in connection with the issuance and sale of the Securities, all required forms and reports within the time periods therein prescribed and shall pay all required fees in connection therewith. The Corporation hereby confirms that it has not delivered to the Subscriber an offering memorandum as defined in Ontario Securities Commission Rule 14-501.

(x)
Full Disclosure. Except as disclosed in the Disclosure Record or in Section 6(x) of the Disclosure Schedule there is no material fact (as defined in the Securities Act (Ontario) and hereinafter a “material fact”) known to the Corporation which materially adversely affects or is reasonably likely to materially adversely affect the business, properties, assets or financial condition of the Corporation and its Subsidiaries taken as a whole.

(y)
Minute Books. Except as disclosed in Section 6(y) of the Disclosure Schedule, the minute books of the Corporation and of the Subsidiaries contain a complete summary of all meetings and all actions by written consent without a meeting of directors and shareholders and reflect all transactions referred to in such minutes and resolutions accurately in all material respects.

(z)	Use of Proceeds. The Subscription Price and the Debenture Proceeds shall be used as set forth in Schedule “C” (the “Use of Proceeds”).
(aa)
No Conflicting Agreements. The Corporation will not take any action, enter into any agreement or make any commitment that would conflict or interfere, in any material respect, with its obligations to the Subscriber under this Subscription Agreement or under the Convertible Debenture.

(bb)
Insurance. Except as disclosed in the Disclosure Record and Section 6(bb) of the Disclosure Schedule, the Corporation and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses and markets in which the Corporation and the Subsidiaries are engaged, including, but not limited to, directors’ and officers’ insurance coverage. To the Corporation’s knowledge, such insurance contracts and policies are accurate and complete. Neither the Corporation nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(cc)
No Conflicts. The execution, delivery and performance of this Subscription Agreement and the Convertible Debenture by the Corporation and the consummation by the Corporation of the transactions contemplated thereby do not and will not:

(i)	conflict with or violate any provision of the Corporation’s articles or by-laws; or
(ii)
conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Encumbrance upon any of the properties or assets of the Corporation or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of any agreement, credit facility, debt or other instrument (evidencing a Corporation or Subsidiary debt or otherwise) or other understanding to which the Corporation or any Subsidiary is a party or by which any property or asset of the Corporation or any Subsidiary is bound or affected; or

(iii)
conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Corporation or a Subsidiary is subject (including federal, provincial and state securities laws and regulations), or by which any property or asset of the Corporation or a Subsidiary is bound or affected; except in the case of each of Sections 6(cc)(ii) and 6(cc)(iii), such as could not have or reasonably be expected to result in a material adverse effect.

(dd)
Notification of Material Change. The Corporation will promptly notify the Subscriber in writing if, prior to the Closing Time, there shall occur any material change (as defined in the Securities Act (Ontario) and hereinafter a “material change”) or change in a material fact (in either case, whether actual, anticipated, contemplated, proposed or threatened and other than a change or change in fact relating solely to the Subscriber) or any event or development involving a prospective material change or a change in a material fact or any other material change.

(ee)	Not Withheld Information. The Corporation has not intentionally withheld from the Subscriber any material facts.

(ff)
Clinical Studies. The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Corporation or in which the Corporation or its products under development have participated were and, if still pending, are being conducted, and will in the future be conducted, in accordance with good clinical practice or good laboratory practice and medical standard-of-care procedures, as applicable. The Corporation has operated and currently is in compliance, and in future will be in compliance, in all material respects with all applicable rules, regulations and policies of the Health Products and Foods Branch of Health Canada, the U.S. Food and Drug Administration, the State Food and Drug Administration of the People’s Republic of China and the European Medicines Evaluation Agency or any other regulatory or governmental agency having jurisdiction over the Corporation or its activities; and the Corporation has not received any notices or other correspondence from such regulatory authorities or any other governmental agency requiring the termination, suspension or material modification of any clinical or pre-clinical studies or tests. Except as disclosed in the Disclosure Record, or the Proprietary Information in the nature of data and documentation, reports and information relating to clinical trials (including without limitation all Clinical Data) provided to the Subscriber, the Corporation has no material information with respect to the clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Corporation or in which the Corporation or its products under development have participated and except as disclosed in the Disclosure Record and the Proprietary Information provided to the Subscriber, the Corporation has not received any material correspondence from any regulatory body in respect of the Corporation’s Intellectual Property or clinical, pre-clinical and other studies and trials.

(gg)	Information. The Corporation covenants and agrees that:
(i)	during the period commencing with the date hereof and ending at the Closing Time (as defined in Section 11), the Corporation will promptly inform the Subscriber of the full particulars of:
(A)
the occurrence or discovery of a material fact or the discovery of an existing material fact or event, which, in any such case, is, or may be, of such a nature as to render any representation or warranty contained herein untrue, false or misleading in a material respect or result in misrepresentations in the Disclosure Record;

(B)
the discovery by the Corporation of any misrepresentation in the Disclosure Record or in any information regarding the Corporation previously provided to the Subscriber by the Corporation, including herein; and

(C)
any notice by judicial, governmental, securities commission or stock exchange authority requesting any information, meeting or hearing relating to the Corporation, its business or operations or to this offering, in each case, that occurred or was discovered, as the case may be, during such period;
(ii)	during the period commencing with the date hereof and ending at the Closing Time, the Corporation will promptly inform the Subscriber of the full particulars of:
(A)	the issuance of any order to cease, suspend or halt trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; or

(B)
the receipt by the Corporation of any communication from any securities commission or stock exchange relating to any part of the offering of the Securities or any of the securities in the capital of Corporation; and

(iii)
during the period commencing on the date hereof and ending at the Closing Time, the Corporation will use reasonable efforts to provide to the Subscriber, prior to filing or issuance thereof, any material change report and any press release, provided that, for greater certainty, no such press release or report shall be subject to the prior approval or consent of the Subscriber.

(hh)
Management. The Corporation covenants and agrees that so long as (1) the Convertible Debenture or any portion thereof (including accrued interest) remains outstanding or (2) the Subscriber beneficially owns or controls, directly or indirectly, 10% or more of the outstanding common shares of the Corporation:

(i)	the Subscriber will have the right to appoint the number of directors (the “Designees”) as is determined by the following formula:

total number of common shares issued and held by the Subscriber on the date of appointment	X	number of sitting directors

total number of common shares issued and outstanding in the capital of the Corporation on the date of appointment rounded up to the nearest whole number (less, for greater certainty, the number of directors appointed or nominated by the Subscriber who are currently sitting) to a maximum of one half of the number of sitting directors;
(ii)
the Corporation and its Board of Directors will not appoint or dismiss the Chairman, the Vice-Chairman if applicable, or the Chairman of the Audit Committee without the prior approval of the Subscriber;

(iii)	the Corporation acknowledges and agrees that one of the Subscriber’s representatives on the Board of Directors is to fill the position of Chairman of the Board of Directors;
(iv)
subject to applicable law, the Subscriber shall be entitled to designate the Chief Executive Officer, the Chief Financial Officer and the Chief Scientific Officer of the Corporation (collectively, the “Designated Officers”) and the Chairman of NMLP and the Board of Directors of the Corporation shall appoint the Designated Officers as so designated by the Subscriber from time to time (and for greater certainty shall terminate an incumbent Designated Officer if directed to do so by the Subscriber).

As of the execution of this Subscription Agreement by the parties hereto, two nominees (the “Nominees”) of the Subscriber shall be appointed to the Board of Directors of the Corporation, which shall thereby be increased from seven to nine on an interim basis, until the next annual meeting of shareholders of the Corporation, which the Corporation agrees to call and hold as soon as possible, and in any event no later than September 10, 2007 (the “2007 Annual Meeting”) and the Corporation will cause the Nominees to be named in the Corporation’s information circular and proxy materials as proposed nominees for election as directors of the Corporation at such meeting and the Board of Directors shall request that the shareholders fix the number of directors at seven and shall nominate the Nominees. The Subscriber agrees that if Closing does not occur, the Nominees will resign from the Board of Directors of the Corporation and the Subscriber shall provide executed resignations from the Nominees upon the signing of this Subscription Agreement reflecting such agreement.
The Corporation’s obligations set forth in this Section 6(hh) with respect to the Nominees, Designees and the Designated Officers are subject to (i) the Subscriber’s Nominees, Designees and Designated Officers meeting the requirements of all applicable securities and corporate legislation, regulations and policies for officers and directors, including those relating to residency requirements and proper consents to act in such capacity are provided to the Corporation prior to the time of the appointment or designation; (ii) that if the rights set out above arise out of rights attached to a preference share issued by the Corporation that the Subscriber holds such preference share in the capital of the Corporation and (iii) the Subscriber providing the Corporation notice of the names and other information required by applicable securities and corporate law of the Nominees within 5 business days of being requested in writing to do so by the Corporation, which request shall not be less than 40 days in advance of the 2007 Annual Meeting at which Nominees are to be elected. The Subscriber acknowledges that members of the Corporation’s Audit Committee must be “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 — Audit Committees.
The Subscriber acknowledges that the Corporation shall be required to amend its constating documents to provide the Subscriber with the right to appoint the directors and designate the officers as set out above and that shareholder approval will be required. As set out in Section 10(a), there will be a condition of Closing in favour of the Subscriber that the constating documents of the Corporation be amended as necessary in order to permit the appointment by the Subscriber of directors and officers of the Corporation as provided for in Section 6(hh).
(ii)	Additional Covenants. The Corporation covenants and agrees that:
(i)	the Corporation will duly, punctually and faithfully perform all of the obligations to be performed by it under this Subscription Agreement;
(ii)
on or prior to the Closing Date, the Corporation will take such commercially reasonable steps as may be necessary to obtain the approval of the shareholders of the Corporation and of all governmental or regulatory authorities having jurisdiction over the transactions contemplated by this Subscription Agreement;

(iii)
the Corporation will use its commercially reasonable best efforts to maintain the listing of the common shares of the Corporation on the TSX and its status as a reporting issuer in good standing under all applicable securities laws, regulations and policies of British Columbia, Ontario, Alberta and Quebec; and

(iv)
until the Closing Date, the Corporation shall at all times allow the Subscribers and its representatives to conduct all due diligence investigations and examinations which the Subscriber may reasonably require;

(v)	REDACTED

(vi)	REDACTED
(vii)
in advance of Closing, the Corporation will prepare a disclosure schedule that sets out the following particulars for each Critical Patent listed in Section 6(q) of the Disclosure Schedule in Canada, the United States, China and Europe: title, application and registration numbers, filing and issuance dates and details of all due dates for further filings, maintenance and other payments or other actions falling due in respect of the Patents, the current status of the corresponding registrations, filings, applications, expiry dates and payments (the “Patent Disclosure Schedule”);

(viii)
in advance of Closing, the Corporation will prepare a list of all material Proprietary Information and material copy right works and Clinical Data related to the Critical Intellectual Property in Canada, the United States, China and Europe, (the “Clinical Data Disclosure Schedule”) and provide the Subscriber with access to such documentation prior to the Closing; and

(ix)
the Corporation grants the Subscriber a right of first refusal to provide financing to the Corporation on the terms set by the Corporation (the “Terms”) and provided to the Subscriber in writing at the commencement of the 21st month after the Closing Date, which right shall terminate within one week of the notice being given to the Subscriber unless the Subscriber has provided written notice to the Corporation that it has exercised the right and will provide the financing on the terms within 3 weeks of the notice of exercise and such financing has been provided to the Corporation prior to the commencement of the 22nd month after the Closing Date. If the Subscriber does not exercise or complete the exercise of its right of first refusal the Corporation shall be entitled during the 22nd to 24th months after the Closing Date to carry out a financing on terms no more favourable to its counterparties than the Terms. The Terms are subject to Section 3.3 of the Convertible Debenture;

(x)	the Corporation covenants and agrees that prior to the Closing Date it will not commence a rights offering; and
(xi)
the Corporation covenants and agrees that so long as (1) the Convertible Debenture or any portion thereof (including accrued interest) remains outstanding or (2) the Subscriber beneficially owns or controls, directly or indirectly, 10% or more of the outstanding common shares of the Corporation will not commence a rights offering without the prior written consent of the Subscriber, which consent may be unreasonably withheld by the Subscriber.

The Corporation agrees that the above representations, warranties and covenants will be true and correct both as of the execution of this Subscription Agreement by the Corporation and as of the Closing Time.
Notwithstanding any contrary provision in this Subscription Agreement including any schedule hereto, no investigation or opportunity afforded the Subscriber or its advisors to conduct due diligence shall in any way affect, or limit liability for, any representation, warranty or covenant of the Corporation contained in the Subscription Agreement. The Subscriber will be deemed to have relied solely upon the representations, warranties and covenants contained in the Subscription Agreement, notwithstanding any contrary information that may have been provided or made available to the Subscriber or any of the Subscriber’s representatives or that the Subscriber discovered in the course of any such investigation either prior to or subsequent to the date of this Subscription Agreement.
All representations, warranties and covenants of the Corporation contained in any certificate or other document executed and delivered by the Corporation to the Subscriber hereunder will be deemed to be incorporated into this Subscription Agreement with the same effect as if each constituted a representation, warranty or covenant of the Corporation in favour of the Subscriber herein.
7. Acknowledgement of Corporation. The Corporation acknowledges and agrees that the representations, warranties and covenants of the Corporation herein contained or deemed to be contained herein will survive the purchase of the Securities hereunder, and notwithstanding the subsequent disposition of the Securities, shall continue in full force and effect for the longer of:
(a)	two years from the Closing Date; and

(b)	such time as the Convertible Debenture or any portion thereof remains outstanding.

Further, the Subscriber acknowledges and agrees that such representations, warranties and covenants of the Corporation were made with the intent that they be relied upon by the Subscriber and the Corporation hereby agrees to indemnify the Subscriber against all losses, claims, costs, expenses and damages or liabilities which the Subscriber may suffer or incur, caused or arising from reliance thereon. The Corporation undertakes to notify the Subscriber immediately of any change in any representation, warranty or other information relating to the Corporation set forth herein which takes place prior to the Closing Time.
8. Delivery of Subscription Agreement. The Subscriber agrees to deliver to the Corporation on or before two business day of the signing of this Subscription Agreement the following:
(a)	a completed and duly executed Private Placement Questionnaire attached hereto as Schedule “B”; and

(b)	such other documents as may be required as contemplated herein or required under applicable securities legislation or stock exchange rules.
The Subscriber acknowledges and agrees that such other documents, when executed and delivered by the Subscriber or the beneficial purchaser, as the case may be, will form part of and will be incorporated into this Subscription Agreement with the same effect as if each constituted a representation and warranty or covenant of the Subscriber hereunder in favour of the Corporation and agrees that such representations, warranties and covenants will be true and correct both as of the execution of this Subscription Agreement and as of the Closing Time and will survive the purchase of the Securities hereunder and shall continue in full force and effect for two years from the Closing Date, notwithstanding any subsequent disposition of the Securities. The Subscriber and each such beneficial purchaser consents to the filing of any such documents as may be required to be filed with any securities regulatory authority or stock exchange in connection with the transactions contemplated hereby.
9. Delivery of Payment. The Subscriber agrees to deliver at the Closing on the Closing Date funds representing:
(a)	the Subscription Price; and

(b)	the first instalment of the Debenture Proceeds in accordance with the terms of the Convertible Debenture, by wire transfer to the Corporation.
The Corporation will provide wire transfer instructions to the Subscriber on the date that is no less than two days prior to the Closing Date.
The Subscriber shall be entitled to deduct from the amounts otherwise payable to the Corporation on Closing the Absorbed Costs as provided for in Section 12 hereof. Further, in the event the Subscriber has provided bridge loan financing (the “Bridge Loan”) to the Corporation prior to Closing and the maturity date of such financing is the Closing Date hereunder, the Subscriber shall be entitled to direct that all amounts owing to it by the Corporation in respect of the Bridge Loan (including fees and expenses) be applied against the amounts otherwise payable to the Corporation on Closing.

10. Conditions to Subscriber’s and Corporation’s Obligations.
(a)
Conditions to Subscriber’s Obligations. The obligations of the Subscriber to purchase the Securities on Closing shall be conditional upon and subject to the following conditions, which conditions may be waived in writing in whole or in part by the Subscriber in its discretion and upon such terms as it may consider appropriate:

(i)
the Board of Directors shall have authorized and approved the execution and delivery by the Corporation of this Subscription Agreement and the Convertible Debenture and all other agreements and instruments prepared in connection with the offering hereunder, the sale of the Securities, the reservation, allotment and issuance of up to 320,000,000 common shares (subject to adjustment as provided for in the Convertible Debenture) to be issued on the full or partial conversion of the Convertible Debenture, all of the common shares in payment of interest under the Convertible Debenture and 16,327,272 common shares in respect of the Offered Shares and all matters relating to the foregoing;

(ii)
the constating documents of the Corporation shall have been amended in a form satisfactory to the Subscriber, acting reasonably, as necessary to grant the Subscriber the director and officer appointment rights set out in Section 6(hh);

(iii)	the Subscriber’s Designees, as contemplated by Section 6(hh), shall have been appointed effective the Closing Time;

(iv)
the representations and warranties of the Corporation contained herein will be true and correct at and as of Closing as though such representations and warranties were made again at and as of such time and the Corporation will deliver a certificate at Closing addressed to the Subscriber, signed by its Chief Executive Officer, certifying that:

(A)
there has been no material adverse change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation, on a consolidated basis, since the Statement Date except as disclosed in the Disclosure Record;

(B)
the representations and warranties of the Corporation contained in this Subscription Agreement are true and correct at the Closing Time, with the same force and effect as if made by the Corporation as at the Closing Time;

(C)
the Corporation has complied with all the covenants and satisfied all the terms and conditions of this Subscription Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(D)	the charter documents, including any amendments thereto, attached to the officer’s certificate are full, true and correct copies and are in full force and effect; and

(E)
the resolutions of the Board of Directors relating to the Subscription Agreement and the Convertible Debenture and the transactions contemplated in this Subscription Agreement are full, true and correct copies and are in full force and effect, unamended and set out accurately the incumbency and specimen signatures of signing officers;

(v)
the Subscriber shall have received a favourable legal opinion addressed to the Subscriber, in form and substance satisfactory to the Subscriber and its counsel, acting reasonably covering the subject matter set forth in Schedule E and such other matters as may be requested by the Subscriber’s and its counsel acting reasonably, dated as of the Closing Date, from Fasken Martineau DuMoulin LLP, British Columbia counsel to the Corporation;

(vi)
the Subscriber shall have received favourable legal opinions addressed to the Subscriber, in form and substance satisfactory to the Subscriber and its counsel, acting reasonably, from the Corporation’s Hong Kong counsel and its counsel in the People’s Republic of China, in the later case covering the subject matter set forth in Schedule F and such other matters as may be requested by the Subscriber’s and its counsel acting reasonably, dated as of the Closing Date;

(vii)	the Board of Directors shall have waived any application of the Shareholder Rights Plan of the Corporation to the issuance of the Securities to the Subscriber;

(viii)
the Subscriber shall have received evidence that the conditional approval of the TSX has been obtained by the Corporation for the sale of up to 320,000,000 common shares to be issued on the full or partial conversion of the Convertible Debenture, all of the common shares in payment of interest under the Convertible Debenture and 16,327,272 common shares in respect of the Offered Shares hereunder and the listing of up to 320,000,000 common shares to be issued on the full or partial conversion of the Convertible Debenture, all of the common shares in payment of interest under the Convertible Debenture and 16,327,272 common shares in respect of the Offered Shares on the TSX;

(ix)
the delivery by the Corporation of such other certificates, statutory declarations, agreements or materials, in form and substance satisfactory to the Subscriber and the Subscriber’s counsel, acting reasonably, as the Subscriber may reasonably request;

(x)
the Corporation shall have in all material respects complied with and fulfilled all of the terms and covenants of this Subscription Agreement on its part to be complied with or fulfilled up to the Closing Time and shall have satisfied all conditions set out herein;

(xi)
the Corporation shall have provided the Subscriber with the Patent Disclosure Schedule and the Clinical Data Disclosure Schedule (and access to the Clinical Data Disclosure Schedule documentation), and delivery of said Schedules shall constitute the representation and warranty of the Corporation hereunder as to the truth, correctness and completeness of the Schedules, which shall be in a form satisfactory to the Subscriber acting reasonably;

(xii)	the Subscriber shall be satisfied in its sole and absolute discretion with the results of its due diligence investigation of the Corporation;

(xiii)	the Subscriber shall be satisfied in its sole and absolute discretion with the status of the litigation REDACTED

(xiv)
all necessary regulatory and shareholder approvals with respect to the sale of the Securities and the amendment of the constating documents of the Corporation to provide for the rights relating to the appointment of directors and officers described in Section 6(hh) above, shall have been obtained;

(xv)
the Subscriber shall be satisfied in its sole and absolute discretion with the terms of the agreements and amendments in place among the Corporation and the holders of its convertible debentures originally issued on June 14, 2004 with respect to the terms of said debentures, including but not limited to repayment and conversion thereof;

(xvi)	REDACTED

(xvii)	REDACTED

(xviii)
the Corporation and the Subscriber shall have entered into a registration rights agreement in a form satisfactory to Subscriber, acting reasonably, with respect to requests by the Subscriber that the Corporation effect a qualification by prospectus of common shares of the Corporation held by the Subscriber for distribution to the public in Canada by secondary offering;

(xix)
the Subscriber shall be satisfied in its sole and absolute discretion with the status of the transfer by Laboratorios Del Dr. Esteve, S. A. of Intellectual Property to the Corporation and its Subsidiaries pursuant to the Collaboration Termination Agreement of May 10, 2007;

(xx)	the Subscriber shall be satisfied in its sole and absolute discretion with the status of the Finder’s Fee REDACTED

(xxi)
no order to cease or suspend trading in the securities of the Corporation, or an order prohibiting or restricting the distribution of any of the Securities, is made and no other order, judgment, injunction decree, award or writ of any court, tribunal, arbitrator, governmental or regulatory authority will have been entered that prohibits or restricts the Closing;

(xxii)
there shall not develop, occur or come into effect or existence any event, (including without limiting the generality of the foregoing, an act of terrorism or accident), action, state, condition or major financial occurrence of national or international consequence, any law, action by government or regulation, inquiry or any other occurrence of any nature whatsoever, which, in the Subscriber’s reasonable opinion, has a material adverse effect or would reasonably be expected to have a material adverse effect on, or involve, the business, operations, assets, or affairs, financial or otherwise, of the Corporation (on a consolidated basis); and

(xxiii)
there shall not occur any material change or change in or discovery of a material fact in respect of the Corporation which, in the reasonable opinion of the Subscriber, would be reasonably expected to have a material adverse effect on the business, operations, assets or affairs, financial or otherwise, of the Corporation (on a consolidated basis).

(b)
Conditions to Corporation’s Obligations. The obligations of the Corporation to complete the Subscription contemplated hereby on Closing shall be conditional upon and subject to the following conditions, which conditions may be waived in writing in whole or in part by the Corporation in its discretion and upon such terms as it may consider appropriate:

(i)
the Subscriber has complied with all the covenants and satisfied all the terms and conditions of this Subscription Agreement on its part to be complied with or satisfied at or prior to the Closing Time, including payment by the Subscriber of:

(A)	the Subscription Price; and

(B)	the first instalment of the Debenture Proceeds in accordance with the terms of the Convertible Debenture;
(ii)
all necessary regulatory, stock exchange and shareholder approvals with respect to the sale of the Securities and the amendment of the constating documents of the Corporation to provide for the rights relating to the appointment of directors and officers described in Section 6(hh) above, shall have been obtained;

(iii)	the Corporation shall be satisfied in its sole and absolute discretion with the status of the Finder’s Fee Agreement;

(iv)
the representations and warranties of the Subscriber contained herein will be true and correct at and as of Closing as though such representations and warranties were made again at and as of such time;

(v)
no order to cease or suspend trading in the securities of the Corporation, or an order prohibiting or restricting the distribution of any of the Securities, is made and no other order, judgment, injunction, decree, award or writ of any court, tribunal, arbitrator, governmental or regulatory authority will have been entered that prohibits or restricts the Closing; and

(vi)	REDACTED

11. Closing. Subject to the terms and conditions herein, the Closing of the sale of the Securities will be completed at the Vancouver offices of the Corporation’s legal counsel, Fasken Martineau DuMoulin LLP, or such other place as the Corporation may decide, at 5:00 a.m. (Vancouver time) (the “Closing Time”), on August 30, 2007 (the “Closing Date”) or such other date or time as the Corporation and the Subscriber may agree upon.
At the Closing Time, the Corporation shall deliver to the Subscriber:
(a)	the Convertible Debenture and share certificates representing the Offered Shares duly registered as the Subscriber has in writing directed;
(b)	the requisite legal opinions, certificates and documents as contemplated in Section 10(a) hereof; and
(c)	such further documentation required to be provided by the Corporation pursuant to this Subscription Agreement or as the Subscriber or its counsel may require, acting reasonably.
At the Closing Time, the Subscriber shall deliver to the Corporation:
(a)	such documentation required to be provided by the Subscriber pursuant to this Subscription Agreement; and
(b)	payment in accordance with Section 9 hereof.
12. Costs. Provided that the Corporation receives the Subscription Proceeds, the first instalment of the Debenture Proceeds and a detailed invoice, the Corporation will pay 77.65% of all costs and expenses incurred by the Subscriber in relation to the negotiation and preparation of this Subscription Agreement, the Convertible Debenture and associated matters (the “Absorbed Costs”). All such costs and expenses incurred by the Corporation shall be borne by the Corporation.
13. Confidentiality and Privacy. By accepting the Subscription Agreement, the Corporation agrees that it will not collect any information about the Subscriber except that which is provided by the Subscriber in the Subscription Agreement (the “Subscriber Information”). The Corporation also agrees that it will keep all Subscriber Information confidential, and will use and disclose the Subscriber Information only for the purposes described below, unless
(a)	the Corporation informs the Subscriber of a proposed use or disclosure of the Subscriber Information and the Subscriber consents; or
(b)
the use or disclosure is permitted by law to be made without the consent of the Subscriber, or is required by law, or by the by-laws, rules, regulations or policies or any regulatory organization governing the Corporation.

By signing the Subscription Agreement, the Subscriber agrees that the Corporation may collect and use the Subscriber Information for the following purposes:
(a)
to deliver to regulatory authorities any personal information provided by the Subscriber respecting itself (and any beneficial purchaser) including such Subscriber’s (or beneficial purchaser’s) full name, residential address and telephone number, the amount of Offered Shares and Convertible Debenture purchased, the Subscription Price, the exemption relied on by the Subscriber and the date of distribution, such information being collected indirectly by regulatory authorities under the authority granted pursuant to applicable securities laws for the purposes of the administration and enforcement of applicable securities laws and pursuant to the indirect collection of such information by regulatory authorities;

(b)	to provide the Subscriber with information; and
(c)	to otherwise administer the Subscriber’s investment in the Corporation in accordance with the terms of this Subscription Agreement.
14. Collection of Personal Information. The Subscriber acknowledges and consents to the fact the Corporation is collecting the Subscriber’s personal information for the purpose of completing the Subscriber’s subscription. The Subscriber acknowledges and consents to the Corporation retaining the personal information for as long as permitted or required by applicable law or business practices. The Subscriber further acknowledges and consents to the Corporation delivering to the regulatory authorities any personal information provided by the Subscriber respecting itself.
15. Public Announcements. Except as otherwise required by law or any regulatory authority or stock exchange, neither the Corporation nor the Subscriber will announce or disclose the financing contemplated hereunder or the specific terms thereof to the public without the prior consent of the other. In the event that the Corporation or the Subscriber is compelled to make any such disclosure under any applicable law or by any regulatory authority or stock exchange having jurisdiction, that party will first consult with the other and will provide the other with a reasonable opportunity to comment on any proposed proxy circular, press release, material change report or other form of disclosure before it is finalized.
16. English Language. The Subscriber hereby acknowledges that it has consented that the Subscription Agreement and all documents evidencing or relating in any way to the purchase be drawn up in the English language only. Nous reconnaissons par les présentes avoir consenti que tous les documents faisant foi ou se rapportant de quelque manière a notre achat soient rédigés en anglais seulement.
17. Execution of Subscription Agreement. The Corporation shall be entitled to rely on delivery by facsimile machine of an executed copy of this Subscription Agreement, and acceptance by the Corporation of such facsimile copy shall be equally effective to create a valid and binding agreement between the Subscriber and the Corporation in accordance with the terms hereof.

18. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.
19. Governing Law. The contract arising out of this Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein without regard to principles of conflicts of law. The Subscriber irrevocably attorns to the jurisdiction of the courts in the Province of British Columbia, with respect to matters arising out of this Subscription Agreement.
20. Purchasing Entity. Prior to Closing, the Subscriber shall be entitled to designate a wholly-owned subsidiary (direct or indirect) to be the purchaser of the Securities (the “Purchasing Entity”) instead of the Subscriber itself. The Subscriber shall advise the Corporation of the jurisdiction in which any such Purchasing Entity is resident. Except as otherwise provided in this Subscription Agreement, this Subscription Agreement shall not be assignable or transferable by any party without the written consent of the other party hereto.
If the Subscriber designates a Purchasing Entity pursuant to this Section 20, the Subscriber is the duly authorized trustee or agent of the Purchasing Entity with due and proper power and authority to execute and deliver, on behalf of the Purchasing Entity, this Subscription Agreement and all other documentation in connection with the purchase of the Securities hereunder, to agree to the terms and conditions herein and therein set out and to make the representations, warranties, acknowledgements and covenants herein and therein contained, all as if the Purchasing Entity were the Subscriber and the subscription constitutes a legal, valid, binding and enforceable obligation of the Purchasing Entity, except as may be limited by the Qualifications, and the Subscriber’s actions as trustee or agent are in compliance with applicable law and the Subscriber acknowledges that the Corporation is required by law to disclose to certain regulatory authorities the identity of the Purchasing Entity of the Securities for whom the Subscriber may be acting.
21. Successors and Assigns. The terms and conditions of this Subscription Agreement shall be binding upon and enure to the benefit of the Subscriber and the Corporation and their respective successors and assigns.
22. Entire Agreement and Headings. This Subscription Agreement (including the schedules hereto) contains the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. This Subscription Agreement may be amended or modified in any respect by written instrument only. The headings contained herein are for convenience only and shall not affect the meanings or interpretation hereof.

23. Interpretation. Unless the context requires otherwise, words importing the singular include the plural and vice versa, and words importing gender include any gender.
Each of the terms “including”, “include” and “includes”, when used in this Subscription Agreement, is not limiting whether or not non-limiting language (such as “without limitation”, “without limiting the foregoing”, “but not limited to” or words of similar import) is used with reference thereto.
The expressions “herein”, “hereto”, “hereof”, “hereby”, “hereunder” and other similar terms refer to this Subscription Agreement as a whole, together with the schedules and any amendments hereto, and not just to the particular section in which those words appear.
24. Survival. Subject to Section 7 hereof, this Subscription Agreement, including without limitation the representations, warranties and covenants contained herein, shall survive and continue in full force and effect for two years from the Closing Date (other than covenants which on their terms extend for a longer period) and be binding upon the Subscriber and the Corporation notwithstanding the completion of the purchase of the Securities by the Subscriber pursuant hereto, the completion of the offering of the Securities of the Corporation and any subsequent disposition by the Subscriber of the Securities.
25. Currency. All dollar amounts referred to herein are in Canadian dollars.
26. Statutory References. Any reference to a statute or enactment herein is a reference to a statute or enactment as amended.
27. Time of Essence. Time shall be of the essence in this Subscription Agreement.
28. Notices. Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to:
WEX Pharmaceuticals Inc.
Suite 1601-700 West Pender Street
Vancouver, British Columbia
V6C 1G8
Attention: Dr. Edge Wang
Facsimile No.: 604-683-8868
and in the case of notice to be given to the Subscriber, be addressed to the Subscriber at the Subscriber’s address set out on the first page of this Subscription Agreement.
Any such notice or other communication shall be in writing and may be given by facsimile or delivery, and shall be deemed to have been given 12 hours after being faxed or upon receipt by a responsible officer of the addressee if delivered.
29. Effective Date. This Subscription Agreement is intended to and shall take effect on the date the Subscription Agreement was accepted by the Corporation below, notwithstanding the actual date of execution or delivery by the Subscriber.

ACCEPTANCE
The foregoing is acknowledged, accepted and agreed to in Vancouver, British Columbia, this 15th day of July, 2007.

WEX PHARMACEUTICALS INC.

Per:	“Edge Wang”

Authorized Signatory

SCHEDULE “A”
Form Of Convertible Debenture
Unless permitted under securities legislation, the holder of these securities shall not trade the securities before <*>, 2007.
Convertible Debenture
Wex Pharmaceuticals Inc.
incorporated under the laws of Canada
This Debenture is issued as of and dated for reference the <*> day of <*>, 2007 (the “Issue Date”) by Wex Pharmaceuticals Inc. (the “Corporation”), whose chief executive office is located at 1601-700 West Pender Street, Vancouver, British Columbia, V6C 1G8, to and in favour of [C.K. Life Sciences Int’l., Inc.] [NTD: Identity of Holder to be confirmed prior to Closing.] (the “Holder”), a company registered in the [British Virgin Islands and having an office at 2 Dai Fu Street, Tai Po Industrial Park, Hong Kong.]
For valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the Corporation covenants, agrees, acknowledges, represents and warrants to and in favour of the Holder as follows:
article 1
Interpretation
1.1 Definitions
Each word and phrase defined in Schedule “A” is used in this Debenture (whether with or without initial capitals) with the respective defined meaning assigned to it in Schedule “A”.
1.2 Statutes
A reference in this Debenture to a statute refers to that statute as it may be amended from time to time, and to any restated or successor legislation of comparable effect.
1.3 Agreements
Each reference in this Debenture to any Agreement (including this Debenture, the Subscription Agreement and any other defined term that is an Agreement) shall be construed so as to mean such Agreement (including any attached schedules, appendices and exhibits) as amended, supplemented, and otherwise modified from time to time and each amendment and restatement, novation and replacement of it from time to time.

1.4 Successors
Each reference in this Debenture to any body corporate (including any party hereto) shall be construed so as to include such body corporate and its successors, both immediate and derivative, to the extent the context so admits.
1.5 Subdivisions and Headings
The division of this Debenture into Articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Debenture.
1.6 Number and Gender
In this Debenture, words (including defined terms) in the singular include the plural and vice-versa (the necessary changes being made to fit the context) and words in one gender include all genders.
article 2
Promise to Pay
2.1 Promise to Pay
For value received, the Corporation hereby promises to pay to or to the order of the Holder, on the Maturity Date, or on such earlier date as the principal moneys may become payable in accordance with the terms hereof, a principal sum (the “Principal Amount”) equal to the sum of the Initial Advance and all Subsequent Advances which aggregate principal amount shall not exceed Fifteen Million Six Hundred Thousand Canadian Dollars (Cdn.$15,600,000) at the office of the Holder described at the commencement of this Debenture, or at such other place as the Holder may designate from time to time by notice to the Corporation, and shall pay interest thereon accrued from the date of advance until the Principal Amount is repaid, subject to sections 4.4 and 6.1, at the rate of LIBOR, plus four percent per annum. Interest will be calculated semi-annually, not in advance, both before and after maturity, default or judgment, together with interest on overdue interest at the Default Interest Rate. Interest shall be paid on September 30, 2007 and thereafter semi-annually on March 31st and September 30th of each year, or otherwise upon Default by way of the issuance of Common Shares at the Interest Price in effect at the date of the interest payment. The Common Shares will be issued to the Holder within three business days of the earlier of the date specified in a written notice delivered by the Holder to the Corporation, the Maturity Date or in the event a certificate is delivered to the Holder pursuant to section 5.2, the Extended Maturity Date, and an Event of Default (unless waived by the Holder with respect to an Event of Default). For greater certainty the first interest payment will be for the period commencing on the date hereof and ending on September 30, 2007. The foregoing payments are to be made in accordance with the terms of this Debenture.

2.2 Initial Advance

The Initial Advance will be made by the Holder to the Corporation on the Issue Date.
2.3 Subsequent Advances
The Holder shall make Subsequent Advances to the Corporation on the seventh day following the end of each financial quarter specified below in the respective amount specified below:

Quarter End	Amount of Subsequent Advance
December 31, 2007	$1,500,000
March 31, 2008	$2,000,000
June 30, 2008	$2,000,000
September 30, 2008	$2,000,000
December 31, 2008	$2,000,000
March 31, 2009	$4,100,000
provided that:
(a)
the Corporation delivers to the Holder a written request specifying the amount of the Subsequent Advance at least 20 days before the date of the Subsequent Advance as well as a Compliance Certificate which provides, inter alia, that the Corporation is in compliance with the Business Plan;

(b)
the representations, warranties and covenants of the Holder set forth herein and in the Subscription Agreement are true and correct on and as of such date, all as though made on and as of such date (other than changes identified in the Compliance Certificate which do not constitute a Default hereunder);

(c)	no event or condition has occurred and is continuing or would result from such Subsequent Advance which would constitute a Default;
(d)	such Subsequent Advance will not violate any Applicable Law then in effect; and
(e)
in the event of a rights offering or other financing by the Corporation, the Holder reserves the right to adjust the amount of Subsequent Advances (including reduction thereof) and/or the times of payment set out above. If a change of Subsequent Advances is necessary, the Holder and the Corporation shall by mutual agreement determine the amount and timing of Subsequent Advances and any resulting change to the Business Plan or the Use of Proceeds in Schedule “C” to the Subscription Agreement.

In the event that any of these conditions are not satisfied, the Holder shall have no obligation to make a Subsequent Advance.

2.4 Grid
The Corporation hereby appoints the Holder as its duly authorized agent to record on the Grid:
(a)	any and all Advances made by the Holder to the Corporation; and
(b)
all payments made by the Corporation on account of the Principal Amount outstanding from time to time under this Debenture, and to adjust the balance of the Principal Amount owing under this Debenture by the Corporation to the Holder from time to time to reflect payments made by the Corporation. The Principal Amount outstanding from time to time under this Debenture as evidenced on the Grid shall, absent manifest error, constitute presumptive evidence thereof; provided that notwithstanding the state of the Grid, the failure of the Holder to record any amounts owing hereunder on the Grid shall not affect the obligation of the Corporation to pay to the Holder the amounts due and payable by the Corporation hereunder.

article 3
Covenants
3.1 Positive Covenants
The Corporation agrees with the Holder, until the date the Principal Amount and any accrued and unpaid interest thereon have been paid, the Corporation will:
(a)	at all times preserve and maintain its corporate existence and that of its Principal Subsidiaries;
(b)
duly and punctually pay the principal amount and any accrued and unpaid interest thereon and all other monies required to be paid to the Holder pursuant to this Debenture in the manner set forth herein;

(c)	duly observe and perform each and every one of its covenants and agreements set forth in this Debenture and the Subscription Agreement;
(d)	ensure that all Common Shares that shall be issued in payment of interest or upon the full or partial conversion of this Debenture, shall be fully-paid and non assessable;
(e)	fulfill all the obligations of securities legislation, rules, regulations and policies in those Canadian jurisdictions in which it is a reporting issuer;

(f)	maintain its status as a reporting issuer not in default in those Canadian jurisdictions in which it is currently a reporting issuer;
(g)	fulfill all its contractual obligations with the Exchange and all other Canadian regulatory bodies;
(h)
ensure that all Common Shares outstanding and issued from time to time (including, without limitation, up to 320,000,000 Common Shares (subject to adjustment as herein provided) to be issued on the full or partial conversion of this Debenture and all of the Common Shares to be issued in payment of interest under this Debenture) continue to be or are listed and posted for trading on the Exchange;

(i)
maintain, repair, and use its assets (including, without limitation, the Material Assets) and conduct its business in a prudent, proper and efficient manner consistent with good business practices and in accordance with the Business Plan so as to preserve and protect its assets and the earnings, incomes and profits of the Corporation;

(j)	keep proper records and books of account in accordance with GAAP;
(k)	pay all taxes when due, except those which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves under GAAP have been established;
(l)
at all times maintain insurance by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses and markets in which the Corporation and Subsidiaries are engaged, including, but not limited to, directors’ and officers’ insurance coverage, all as more particularly provided in the Subscription Agreement;

(m)	duly comply with all requirements of any Governmental Body and all Applicable Laws applicable to the Corporation and the Subsidiaries;
(n)	will forthwith upon becoming aware of the occurrence of a Default, provide the Holder with immediate notice thereof;

(o)
provided the Corporation receives the Initial Advance and other than with respect to (i) below has received any Subsequent Advance that has become payable from time to time in accordance with section 2.3, the Corporation will pay on demand any and all reasonable costs, charges and expenses, including any legal costs incurred by the Holder on the basis as between a solicitor and his own client, of and incidental to:

(i)	the negotiation and preparation of this Debenture, the Subscription Agreement and associated matters in accordance with and subject to the Subscription Agreement;
(ii)	any matter the Corporation asks the Holder to consider in connection with this Debenture after the grant of this Debenture;
(iii)	the Holder’s performance of any covenant in this Debenture;
(iv)	any default by the Corporation; and
(v)	any steps or proceedings taken under this Debenture or otherwise by reason of non-payment or procuring payment of the monies payable under the Debenture, and all such costs, charges and expenses will bear interest at the rate aforesaid from the date of the Holder incurring or being charged the same;
(p)
pay all reasonable expenses of any nominees of the Holder appointed or elected to the board of directors of the Corporation reasonably incurred in attending at meetings of the board of directors or any committees thereof;

(q)
in the event the Holder elects at any time not to have a nominee on the board of directors of the Corporation, give notice to the Holder of all meetings of the board of directors of the Corporation to permit a representative of the Holder to attend any Board meetings of the Corporation as an observer. The reasonable expenses of the observer will be paid in the same manner as the expenses of the Holder’s nominees on the board of directors of the Corporation;

(r)	if so requested by the Holder, take all necessary steps to indemnify the Holder’s nominee director in accordance with the applicable law and the constating documents of the Corporation;
(s)	send to the Holder by both e-mail and regular mail:
(i)	quarterly unaudited consolidated financial statements of the Corporation and related management discussion and analysis to the Holder within 45 days after the end of each fiscal quarter;
(ii)	annual audited consolidated financial statements of the Corporation within 90 days of the end of each fiscal year;
(iii)	copies of all reports, financial statements and any other documents sent to the Corporation’s shareholders;

(iv)	a copy of the Business Plan within 15 days of approval by the board of directors of the Corporation;
(v)
monthly management accounts, which include profit and loss, balance sheet and cash flow variance analysis in the same format as Schedule “C” to the Subscription Agreement, and management comments on adherence to or deviation from the Business Plan within 20 days of the end of each month; and

(vi)	a Compliance Certificate within 45 days in respect of the first, second and third financial quarters and within 90 days in respect of the fourth financial quarter.
(t)	provide any other financial information relating to the Corporation and the Subsidiaries reasonably requested by the Holder;
(u)
promptly inform the Holder of the full particulars if a material change (actual, anticipated or threatened) or any change in a material fact occurs in the affairs of the Corporation or any of the Principal Subsidiaries;

(v)
ensure that the Corporation and each of its Principal Subsidiaries will keep in good standing all requisite licences, approvals, consents, agreements and authorizations necessary to enable the Corporation and its Principal Subsidiaries to conduct operations, (it being understood that certain non-material licenses, approvals, consents, agreements and authorizations will be permitted to lapse);

(w)	promptly provide the Holder with written notice of any material litigation;
(x)	use the Principal Amount only for the purposes specified in the Business Plan; and
(y)	at:
(i)
any reasonable time or times and upon reasonable prior notice, permit the Holder to visit the properties of any of the Corporation or the Subsidiaries, and to discuss the affairs, finances and accounts of the Corporation or the Subsidiaries with executive management including the officers appointed as (or performing the functions of) the chief executive officer and chief financial officer thereof; and

(ii)	at least quarterly, permit the Holder to meet with the Corporation’s chief financial officer for the purpose of reviewing the affairs, finances and accounts of the Corporation or the Subsidiaries.

3.2 Negative Covenants
Subject to section 3.3, without the prior written consent of the Holder or unless permitted pursuant to the Business Plan, the Corporation shall not and shall not permit any Subsidiary, to:
(a)	change the nature of its business or do any act or thing that would materially adversely affect its business, property, prospects or financial condition;
(b)	except in relation to the Plan or this Debenture, issue any securities or any options, warrants or securities convertible into shares or re-price any existing options;
(c)	except in the ordinary course of business for amounts not exceeding $500,000 and subject to the UOB Termination Agreements, borrow, create, incur, assume or suffer to exist any indebtedness;
(d)	sell, lease, assign, transfer, license or otherwise dispose of all or substantially all of its assets or any of its Material Assets;
(e)	redeem or repurchase shares, pay or declare dividends (or any other return of capital);
(f)	utilize the Principal Amount save as provided in the Business Plan including its use to purchase or acquire the securities of any person, pay dividends or return capital to its shareholders;
(g)	guarantee the indebtedness of any Person other than its Subsidiaries;
(h)
enter into any transaction (whether by way of reconstruction, reorganization, consolidation, amalgamation, winding-up, merger, transfer, sale, lease or otherwise) whereby all or any substantial part of its undertaking or Assets would become the property of any other Person;

(i)	enter into any partnership, joint venture or similar agreement or arrangement;
(j)
permit, dispose of or allow to lapse any intellectual property rights necessary to enable the Corporation and the Subsidiaries to conduct operations (including, without limitation, those associated with the Material Assets) or breach any representations, warranties and covenants associated with such intellectual property rights as set forth in the Subscription Agreement (it being understood that certain non-material intellectual property rights will be permitted to lapse);

(k)	except in the ordinary course of business and subject to the UOB Termination Agreements, create, incur, assume, suffer to exist, permit or grant a security interest, lien or encumbrance on its assets;

(l)	amend its constating documents;
(m)	allow any of their respective outstanding securities to be pledged or transferred;
(n)	purchase or acquire any fixed assets with a value of greater than $20,000;
(o)
hire or employ staff with an annual salary greater than $100,000 or hire or employ staff such that the total number exceeds by more than two persons the total headcount for the applicable time period as set forth in the Business Plan, it being understood that the foregoing is intended to cover new employees rather than the promotion or salary increases of existing employees;

(p)
enter into any contract or agreement concerning the Material Assets or in an amount that is greater than $20,000, other than in the latter case, those relating to the normal operations of the business; or

(q)
any of the Corporation, WEX Medical Limited or Nanning Maple Leaf Pharmaceuticals Co. Ltd. exceed by more than 10% in any quarter or on an annual basis its expense budget as set out in the Business Plan.

3.3 Financings
Notwithstanding any provisions herein, the negative covenants contained in sections 3.2(b) and (c) do not apply to financings during the Permitted Periods so long as:
(a)	the financings are subject to the right of first refusal, as applicable, in favour of the Holder as set out in Section 6(ii)(ix) of the Subscription Agreement;
(b)	the proceeds of any debt financings are subordinated to the indebtedness of the Corporation to the Holder;
(c)
the proceeds of such financings during the last three months immediately prior to the Maturity Date will be utilized in the ordinary course of the Corporation’s business for operating expenses, consistent with the Business Plan and the amount shall not exceed more than a reasonable amount required for 24 months of operating expenses; and

(d)
the proceeds of such financings during the last six months immediately prior to the Extended Maturity Date will be utilized first to repay any indebtedness of the Corporation to the Holder with the balance to be utilized in the ordinary course of the Corporation’s business for operating expenses, consistent with the Business Plan.

article 4
Default
4.1 Events of Default
Each of the following events constitutes a Default:
(a)
the failure of the Corporation to pay the principal amount due under this Debenture on the due date thereof or to pay any other amounts due under this Debenture within three Business Days of the due date thereof;

(b)	if the Corporation fails to keep, observe or perform any of the covenants set forth in sections 3.2(d), 3.2(h), 3.2(i), 3.2(m), 3.2(p) or 3.2(q);
(c)	if any of the representations and warranties in the Subscription Agreement or the Debenture are not true as at the time such representation or warranty was made;
(d)
save for the failure to pay amounts due under this Debenture or the covenants referred to in section 4.1(b), if the Corporation fails to keep, observe or perform any covenants, agreements, terms, conditions or provisions contained in this Debenture or the Subscription Agreement and such default continues until the later of the expiry of 30 days from the date of receipt of notice from the Holder to remedy such default;

(e)	in the event of a Change of Control or a Capital Reorganization;
(f)	if the Board of Directors of the Corporation fail in any fiscal year to approve a Business Plan for the forthcoming fiscal year;
(g)	in the event a cease trade order or Exchange trading suspension of the Common Shares shall be in effect for five consecutive trading days (excluding a suspension of all trading on the Exchange).
(h)	a Bankruptcy Event with respect to the Corporation occurs;
(i)	any garnishment order or other equivalent process is issued or levied against the Corporation or a Subsidiary to recover payment of any amount exceeding $100,000 owing by the Corporation;
(j)
any failure of the Corporation or a Subsidiary to pay indebtedness exceeding $100,000 at the stated maturity thereof or as a result of which, the creditor may declare the principal thereof to be due and payable prior to the stated maturity thereof, or any event shall occur and shall continue after the applicable grace period (if any) specified in any agreement or instrument relating to any such debt, the effect of which is to permit the holder of such debt to declare the principal amount thereof to be due and payable prior to its stated maturity;

(k)	all or any material part of the assets of the Corporation or any Subsidiaries are executed, sequestered or distrained upon and such execution, sequestration or distraint:
(i)	relates to claims in the aggregate in excess of $100,000; and
(ii)
the Corporation or such Subsidiary does not discharge the same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof (by reason of pending appeal or otherwise), within 30 days from the date of entry thereof; and

(l)
final judgement for the payment of money in the aggregate in excess of $100,000 in excess of applicable insurance shall be rendered by a court of competent jurisdiction against the Corporation or any Subsidiary and the Borrower or such Subsidiary does not discharge same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof (by reason of a pending appeal or otherwise), within 30 days from the date of entry thereof;

The occurrence of a Default shall be deemed to constitute a default by the Corporation of its obligations under this Debenture.
4.2 Effect of Default
Upon the occurrence of a Default, the Principal Amount, any accrued and unpaid interest thereon and any other monies owing to the Holder under this Debenture will immediately become payable. Upon the occurrence of a Default and at any time thereafter, the Holder may exercise all or any of the rights and remedies available to the Holder, whether available under this Debenture or available at law or in equity, including, without limitation, its rights pursuant to section 5.3.
4.3 Default Interest Rate
Following the occurrence and during the continuance of a Default, the Corporation shall pay interest in an amount equal to the Default Interest Rate in lieu of the amounts set forth in section 2.1 and all outstanding obligations under this Debenture, including unpaid interest, shall continue to accrue interest at that rate from the date of Default and until such Default is cured or waived.
4.4 Waiver
The Holder may waive any Default or any breach by the Corporation of any of the provisions of this Debenture. No waiver, however, shall be deemed to extend to a subsequent breach or Default, whether or not the same as or similar to the breach or Default waived, and no act or omission by the Holder shall extend to, or be taken in any manner whatsoever to affect, any subsequent breach or Default or the rights of the Holder arising therefrom. Any such waiver must be in writing and signed by the Holder to be effective. No failure on the part of the Holder to exercise, and no delay by the Holder in exercising, any right under this Debenture shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

article 5
Conversion of Debenture
5.1 Conversion Privilege and Conversion Price
Subject to and upon compliance with the provisions of this Article 5, on or after the Maturity Date or after the occurrence of a Default or in the event of an Offer, this Debenture or any portion of the Principal Amount outstanding as of the Conversion Date (as defined below) may, at the option of the Holder, be converted into fully paid and non-assessable Common Shares at the Conversion Price in effect on the Conversion Date.
5.2 Extended Maturity Date
In the event the Corporation delivers on or before the Maturity Date a certificate executed by the Corporation’s Chief Executive Officer and Chief Financial Officer certifying that the Corporation will be unable to repay the Principal Amount on the Maturity Date, then subject to the provisions contained in section 5.1 and 5.3 and provided there has not occurred a Default, the Principal Amount will be payable on the Extended Maturity Date. For greater certainty, the Holder’s right to convert the Principal Amount on or after the Maturity Date or after the occurrence of a Default or in the event of an Offer shall continue in full force and effect regardless of the delivery of the certificate described in the previous sentence.
5.3 Conversion Procedure
In order to exercise the conversion right granted pursuant to section 5.1, the Holder must deliver to the Corporation at its principal office in Vancouver, British Columbia (or the registered office of the Corporation if it no longer has its principal office in Vancouver, British Columbia) a written notice signed by the Holder (a “Conversion Notice”) stating that the Holder elects to convert this Debenture, or a stated portion of the Principal Amount thereof to Common Shares. Such Conversion Notice will be deemed to constitute a contract between the Holder and the Corporation whereby:
(a)	the Holder subscribes for the number of Common Shares that it will be entitled to receive on such conversion;
(b)	the Holder releases the Corporation from all liability thereon or from all liability with respect to that portion of the Principal Amount thereof to be converted, as the case may be; and
(c)	the Corporation agrees that the delivery of such Conversion Notice constitutes full payment of the subscription price for the Common Shares issuable upon such conversion.

In the case of a conversion pursuant to section 5.1, the date of receipt by the Corporation of a Conversion Notice is herein referred to as the “Conversion Date”.
As promptly as practicable after the Conversion Date, the Corporation will issue or cause to be issued and deliver or cause to be delivered to the Holder a certificate in the name of the Holder for the number of Common Shares deliverable upon the conversion of such Debenture (or specified portion of the Principal Amount thereof to be converted) and provision will be made for payment in money in respect of any fraction of a Common Share as provided in section 5.5. Such conversion will be deemed to have been effected immediately prior to the close of business on the Conversion Date and at such time the rights of the Holder, either as holder of this Debenture or as holder of that portion of the Principal Amount of this Debenture to be converted, as the case may be, will cease and the Holder will be deemed to have become on such date the holder of record of the Common Shares; provided, however, that no such conversion on any date when the transfer registers for Common Shares of the Corporation are closed will be effective to constitute the Holder to be entitled to receive the Common Shares upon such conversion as the holder of record of such Common Shares on such date, but such conversion will be effective to constitute the Holder to be entitled to receive such Common Shares as the holder of record thereof for all purposes on the next succeeding Business Day on which such transfer registers are open.
The Corporation will pay to the Holder, by way of the issuance of Common Shares issued concurrently with the certificates for the Common Shares issuable on conversion pursuant to section 5.1, the amount of any interest accrued up to the Conversion Date on the Debenture or that portion of the Principal Amount to be converted, as the case may be.
5.4 Effect of Conversion
The issuance of Common Shares to the Holder on conversion of this Debenture will constitute full repayment of the Principal Amount. The Holder hereby agrees to surrender this Debenture in exchange for the share certificate issued by the Corporation to the Holder in respect of such conversion.
5.5 No Fractional Shares
Notwithstanding anything herein contained, the Corporation will not be required to issue fractional Common Shares in payment of interest or upon the conversion of the Debenture in whole or in part. If any fractional interest in a Common Share would, except for the provisions of this section 5.5, be deliverable in payment of interest or upon the conversion of this Debenture, the Corporation will adjust such fractional interest by paying to the Holder an amount equal to the fractional interest.

5.6 Adjustment of Cap Prices
The Cap Prices (and the number of Common Shares issuable upon exercise of the conversion rights and the obligations set forth hereunder) are subject to adjustment from time to time in the events and in the manner provided as follows:
(a)
If and whenever at any time after the date hereof and prior to the repayment of the Principal Amount and all accrued interest and/or conversion thereof into Common Shares (the “Expiry Date”), the Corporation:

(i)
issues to all or substantially all the holders of Common Shares by way of a stock dividend or otherwise Common Shares or securities exchangeable for or convertible into Common Shares other than a dividend paid in the ordinary course, or

(ii)	subdivides its outstanding Common Shares into a greater number of shares, or
(iii)	consolidates or combines its outstanding Common Shares into a smaller number of shares,
(any of such events being called a “Common Share Reorganization”), then the Cap Prices will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization, by multiplying the Cap Prices in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of common shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into common shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).
(b)
If and whenever at any time after the date hereof and prior to the Expiry Date, the Corporation, fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of its outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares, where:

(i)
the right to subscribe for or purchase Common Shares, or the right to exchange securities for or convert securities into Common Shares expires not more than 45 days after the date of such issue (the period from the record date to the date of expiry being in this section 5.6 called the “Rights Period”), and

(ii)
the cost per Common Share during the Rights Period (inclusive of any cost or acquisition of securities exchangeable for or convertible into Common Shares in addition to any direct cost of Common Shares) (in this section 5.6 called the “Per Share Cost”) is less than 95% of the Current Market Price of the Common Shares on the record date,

(any of such events being called a “Rights Offering”), then the Cap Price will be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Cap Prices in effect immediately prior to the end of the Rights Period by a fraction:
(A)	the numerator of which is the aggregate of:
(1)	the number of Common Shares outstanding as of the record date for the Rights Offering, and
(2)	a number determined by dividing the product of the Per Share Cost and:
(I)
where the event giving rise to the application of this subparagraph (2) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the number of Common Shares so subscribed for or purchased during the Rights Period, or

(II)
where the event giving rise to the application of this subparagraph (2) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Common Shares, the number of Common Shares for which those securities could have been exchanged or into which they could have been converted during the Rights Period;

by the Current Market Price of the Common Shares as of the record date for the Rights Offering; and
(B)	the denominator of which is:
(1)	in the case described above subparagraph (A)(2)(I), the number of Common Shares outstanding, or
(2)	in the case described above subparagraph (A)(2)(II), the number of Common Shares that would be outstanding if all the Common Shares described in subparagraph (A)(2)(II) had been issued, as at the end of the Rights Period.
Any Common Shares owned by or held for the account of the Corporation or any subsidiary (as defined in the Securities Act (British Columbia)) of the Corporation will be deemed not to be outstanding for the purpose of any such computation.

(c)
If and whenever at any time after the date hereof and prior to the Expiry Date, the Corporation fixes a record date for the issue or the distribution to the holders of all or substantially all its Common Shares:

(i)	shares of the Corporation of any class other than Common Shares;
(ii)
rights, options or warrants to acquire shares or securities exchangeable for or convertible into shares or property or other assets of the Corporation (other than rights, options or warrants to purchase Common Shares exercisable within 45 days of the record date at a price per Common Share equal to or greater than 95% of the then Current Market Price);

(iii)	evidences of indebtedness, or
(iv)	any property or other assets;
and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering or dividend paid in the ordinary course (any of such non-excluded events being called a “Special Distribution”), the Cap Prices will be adjusted effective immediately after such record date to a price determined by multiplying the Cap Price, in effect on such record date by a fraction:
(A)	the numerator of which is:
(1)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less
(2)
the amount by which the aggregate fair market value (as determined by action by the directors of the Corporation) to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution exceeds the fair market value (as determined by action of the directors of the Corporation) of the consideration, if any, received therefor by the Corporation, and

(B)	the denominator of which is the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date.
Any Common Shares owned by or held for the account of the Corporation or any subsidiary (as defined in the Securities Act (British Columbia)) of the Corporation will be deemed not to be outstanding for the purpose of any such computation.

No adjustment in a Cap Price is required to be made unless such adjustment would result in a change of at least one percent in the prevailing Cap Price, provided, however, that any adjustments which, except for the provisions of this sentence, would otherwise have been required to be made, will be carried forward and take into account in any subsequent adjustment.
If the Corporation sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other act, then no adjustment in the Cap Prices will be required by reason of the setting of such record date.
In the absence of a resolution of the directors of the Corporation fixing a record date for a Special Distribution or Rights Offering, the Corporation will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.
5.7 Adjustments for Capital Reorganization
If and whenever at any time after the date hereof and prior to the Expiry Date, there is a reclassification of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, reverse take-over or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a “Capital Reorganization”), and notice to convert is given after the effective date of such Capital Reorganization, the Holder will be entitled to receive, and must accept for the same aggregate consideration in lieu of the number of Common Shares to which it was theretofore entitled upon such subscription, the aggregate number of shares, other securities or other property which it would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, it had been the registered holder of the number of Common Shares to which such holder was theretofore if conversion had occurred on that date. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this section 5.7 with respect to the rights and interests thereafter of holders of Debentures to the end that the provisions set forth in this section 5.7 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares thereafter deliverable upon conversion. Any such adjustment must be made by and set forth in an agreement supplemental hereto. As a condition precedent to taking any action that would constitute a Capital Reorganization, the Corporation will take all action necessary, in the opinion of counsel, in order that the provisions of this section be effected.

5.8 Disputes
If at any time a dispute arises with respect to adjustments provided for in sections 5.6 and 5.8, such dispute will be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors of the Corporation and the Holder and any such determination will be binding upon the Corporation and the Holder and the Corporation will provide such auditors or accountants with access to all necessary records of the Corporation.
article 6
General
6.1 Notices
Any notice, demand, consent, approval or other communication to be made or given under or in connection with this Debenture (a “Notice”) shall be in writing and may be made or given by personal delivery or by facsimile addressed to the respective parties as follows:
To the Corporation:

WEX Pharmaceuticals Inc.
1601-700 West Pender Street
Vancouver, British Columbia
V6C 1G8
Attention:   Dr. Edge Wang
Facsimile: (604) 683-8868

To the Holder:

[C.K. Life Sciences Int’l., Inc.]
Attention: <*>
Facsimile: <*>
or to such other address as such party may from time to time notify the others in accordance with this section 6.1. Any Notice made or given by personal delivery shall be conclusively deemed to have been given at the time of actual delivery or, if made or given by facsimile, at the opening of business on the first Business Day following the transmittal thereof. Any notice given by the Corporation shall bind the Corporation.

6.2 Time of the Essence
Time is and shall remain of the essence of each provision of this Debenture.
6.3 Governing Law
This Debenture shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of British Columbia and the laws of Canada applicable therein without regard for principles of conflicts of law. The Corporation irrevocably attorns to the jurisdiction of the courts in the Province of British Columbia with respect to matters arising out of this Debenture.
6.4 Entire Agreement
There are no representations, warranties, conditions, covenants, other Agreements or acknowledgments, whether direct or collateral, express or implied, that form part of or affect this Debenture or the subject matter hereof, other than as expressed herein and other than as may be expressed in the Subscription Agreement or any other written Agreement entered into between the Corporation and the Holder contemporaneously herewith. The execution of this Debenture has not been induced by, nor does the Corporation rely upon or regard as material, any representations, warranties, conditions, covenants, other Agreements or acknowledgments not expressly made in this Debenture or in the Subscription Agreement or in any other written Agreements to be delivered pursuant thereto or contemporaneously herewith.
6.5 Severability
If any provision of this Debenture is determined to be invalid or unenforceable by a court of competent jurisdiction from which no further appeal lies or is taken, that provision shall be deemed to be severed herefrom and the remaining provisions of this Debenture shall not be affected thereby and shall remain valid and enforceable.
6.6 Currency
All dollar amounts referred to herein are in Canadian dollars.
6.7 Amendment
This Debenture may only be amended, supplemented or otherwise modified by an Agreement signed by the Corporation and the Holder.

6.8 Binding Effect
This Debenture shall enure to the benefit of the Holder and their respective successors and assigns and any subsequent holder of this Debenture and shall be binding on the Corporation, its legal representatives (including receivers, managers, receivers and managers and trustees) and its successors.
6.9 Language
The parties to this Debenture have expressly required that this Debenture and all documents and notices relating hereto be drafted in English. Les parties aux présentes ont expressément exigé que la présente convention et tous les documents et avis qui y sont afférents soient rédigés en anglais.
6.10 Debenture Lost or Stolen
If this Debenture is mutilated, lost, stolen or destroyed, the Corporation shall, upon being furnished with evidence satisfactory to it of such mutilation, loss, theft or destruction, issue and deliver a new Debenture of like date and tenor as the one mutilated, lost, stolen or destroyed, in exchange for, in place of and upon cancellation of the mutilated Debenture, or in lieu of or in substitution for the lost, stolen or destroyed Debenture.
6.11 Maximum Payments
Nothing continued herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges herewith exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Corporation to the Holder and thus refunded to the Corporation.
6.12 Further Assurances
At the Corporation’s cost and expense, upon request of the Holder, duly execute and deliver or cause to be duly executed and delivered to the Holder such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Holder to carry out more effectually the provisions and purposes of this Debenture.
(The remainder of this page has intentionally been left blank.)

In Witness Whereof, the Corporation has caused this Debenture to be duly signed and sealed as a deed and specialty obligation as of (notwithstanding any different execution date set out in any registrations forms attached hereto) the date set out at the commencement of this Debenture.

Signed, Sealed and Delivered by the Corporation, by its indicated signatory, in the presence of:	) ) )	WEX Pharmaceuticals Inc. by its authorized signatory:
)

Witness	) )

Address	) )	(C/S)

Occupation	)

Schedule “A”
Definitions
“Advance” means the Initial Advance or a Subsequent Advance.
“Agreement” means any agreement, oral or written, any simple contract or specialty, and any indenture, instrument, bill of exchange or undertaking, including any lease.
“Applicable Laws” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law(zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law other than U.S. securities laws.
“Bankruptcy Event” means, with respect to any Person, that such Person does not pay or perform its obligations generally as they become due or admits its inability to pay or perform its debts generally, that such Person commits an act of bankruptcy within the meaning of the Bankruptcy and Insolvency Act (Canada), any Bankruptcy Proceeding is instituted by or against that Person (excluding any Bankruptcy Proceeding being contested by that Person in good faith by appropriate proceedings so long as enforcement remains stayed, none of the relief sought is granted (either on an interim or permanent basis) and such Bankruptcy Proceeding is dismissed within 30 days of its commencement), or that Person takes corporate action to authorize any of the actions set forth above in this definition.
“Bankruptcy Proceeding” means, with respect to any Person, any proceeding contemplated by any application, petition, assignment, filing of notice or other means, whether voluntary or involuntary and whether or not under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) or any other like, equivalent or analogous legislation of any jurisdiction seeking any moratorium, reorganization, adjustment, composition, proposal, compromise, arrangement or other like or similar relief in respect of any or all of the obligations of that Person, seeking the winding up, liquidation or dissolution of that Person or all or any part of its Business Assets, seeking any Award declaring, finding or adjudging that Person insolvent or bankrupt, seeking the appointment (provisional, interim or permanent) of any receiver or resulting, by operation of law, in the bankruptcy of that Person.
“Business Day” means a day on which banks are generally open for commercial lending and foreign exchange business in Vancouver and Toronto, Canada, which is not a Saturday or a Sunday.
“Business Plan” means, for any fiscal year, (a) forecast of expenditures, for the current fiscal year and each of the next two following fiscal years prepared on a consolidated basis supported by appropriate explanations, notes and information and commentary on key assumptions, and (b) budget including the details of any capital expenditure in excess of $20,000.00 (including the nature and type of such capital expenditure) to be made by the Corporation or its Subsidiaries during such fiscal year all as approved by the Corporation’s Board of Directors and the Holder, which approval will not be unreasonably withheld. The current approved Business Plan for 2007 and 2008 is set out in Schedule “C” to the Subscription Agreement.

“Canadian Dollars”, “CAD” and “$” each means dollars which are the lawful currency of Canada.
“Capital Reorganization” has the meaning ascribed to it in section 5.7.
“Cap Prices” means collectively the Minimum Price and the Maximum Price.
“Change of Control” means an offer is made to purchase outstanding voting shares of the Corporation and is accepted by a sufficient number of holders of such voting shares to constitute the offeror a shareholder of the Corporation being entitled to exercise more than 50% of the voting rights attached to the voting shares (provided that prior to the offer, the offeror was not entitled to exercise more than 50% of the voting rights attached to the outstanding voting shares).
“Common Share” means, subject to the provisions of Article 5, common shares without par value in the capital of the Corporation as such common shares exist at the close of business on the date of any determination or common shares resulting from a subdivision or consolidation thereof, or from successive subdivisions or consolidations, in any case without other change or reclassification.
“Common Share Reorganization” has the meaning ascribed to it in section 5.6.
“Compliance Certificate” means a certificate concerning compliance by the Corporation with its representations, warranties and covenants as set forth in the Subscription Agreement and the Debenture, substantially in the form of a certificate attached hereto as Schedule “B”.
“Conversion Date” has the meaning ascribed to it in section 5.3.
“Conversion Notice” has the meaning ascribed to it in section 5.3.
“Conversion Price” means the Current Market Price of the Common Shares less 30%, subject to a minimum of the Minimum Price and a maximum of the Maximum Price.
“Corporation” means WEX Pharmaceuticals Inc.
“Current Market Price” means an amount equal to the volume weighted average trading price of the Common Shares, calculated by dividing the total value by the total volume of the Common Shares traded on the Exchange for the last five trading days on which a trade in the Common Shares took place prior to the relevant notice date or the Extended Maturity Date, or for each trading day from the prior six month period prior to the Maturity Date in the event of conversion on the Maturity Date, or if the Common Shares are not listed on the Exchange on the date the determination is to be made, on such stock exchange on which the Common Shares are listed as may be selected for such purpose by the directors or, if the Common Shares are not listed on any stock exchange, a price determined by the directors and approved by an independent, qualified investment dealer who is a member of the Exchange and who is jointly selected by the Corporation and the Holder for that purpose.

“Debenture” means this convertible debenture and all schedules and other attachments attached hereto, and all references to “hereto”, “herein”, “hereof”, “hereby” and “hereunder”, and to similar expressions, refer to this Debenture and not to any particular section or portion of it. References to “Article”, “section”, “paragraph” or “Schedule” refer to the applicable article, section, paragraph or schedule of this Debenture, as the case may be. References to the “commencement of this Debenture” refer to the page of this Debenture, which contains the beginning of Article 1.
“Default” means any of the events set out in section 4.1.
“Default Interest Rate” means the rate of LIBOR plus eight percent per annum.
“Disclosure Schedule” has the meaning set forth in the Subscription Agreement.
“Exchange” means the Toronto Stock Exchange.
“Expiry Date” has the meaning set forth in section 5.6(a).
“Extended Maturity Date” means the date that is two years after the Maturity Date.
“GAAP” means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, including those set out in the Handbook of the Canadian Institute of Chartered Accountants.
“Governmental Body” means any international tribunal, agency, body, commission or other authority, any government, executive, parliament, legislature or local authority, or any governmental body, ministry, department or agency or regulatory authority, court, tribunal, commission or board of or within Canada or any foreign jurisdiction, or any political subdivision of any thereof or any authority having jurisdiction therein other than the United States Securities and Exchange Commission.
“Grid” means the grid set forth in Schedule “C”.
“Holder” means the Holder as defined above and shall also include any assignee of or successor to the rights of the Holder and any purchaser of this Debenture from the Holder or from any current holder hereof.
“including” means including without limitation and shall not be construed to limit any word or statement which it follows to the specific or similar items or matters immediately following it, and “include” and “includes” shall be construed in like manner.
“Initial Advance” means the Advance by the Holder to the Corporation on the Issue Date in the principal amount of $2,000,000.

“Interest Price” means the Interest Share Market Price of the Common Shares less 30%, subject to a minimum of the Minimum Price and a maximum of the Minimum Price and the Maximum Price.
“Interest Share Market Price” means an amount equal to the volume weighted average trading price of the Common Shares, calculated by dividing the total value by the total volume of the Common Shares traded on the Exchange for each trading day on which a trade in the Common Shares took place for the six month period prior to the relevant interest payment date or if the Common Shares are not listed on the Exchange on the date the determination is to be made, on such stock exchange on which the Common Shares are listed as may be selected for such purpose by the directors or, if the Common Shares are not listed on any stock exchange, a price determined by the directors and approved by an independent, qualified investment dealer who is a member of the Exchange and who is jointly selected by the Corporation and the Holder for that purpose.
“Issue Date” has the meaning set forth on the first page of this Debenture.
“LIBOR” means, for any particular day, the rate of interest per annum, based on a 360-day year (rounded up to the nearest 1/16%), for deposits in Canadian dollars for a 30 day interest period which is quoted on the British Bankers Association LIBOR Rates Telerates Screen as of 11 a.m. (London time) on the second Business Day before the particular day.
“losses and expenses” means losses, costs, expenses, damages, penalties, causes of action, actions, judgments, suits, proceedings, claims, claims over, claims for contribution and indemnity, demands and liabilities, including any applicable court costs and legal fees and disbursements on a solicitor and client scale, and “loss and expense” shall be construed in like manner.
“Maturity Date” means the date that is two years after the Issue Date.
“Material Assets” means all intellectual property relevant to the Tectin product; all equipment necessary for the production of the Tectin product and all related clinical trial data and research results/records.
“Maximum Price” means $1.75, as may be adjusted pursuant to the terms hereof.
“Minimum Price” means $0.05, as may be adjusted pursuant to the terms hereof.
“Notice” has the meaning ascribed to it in section 6.1.
“obligations” means indebtedness, obligations, responsibilities, duties and liabilities (actual or contingent, direct or indirect, matured or not, now existing or arising hereafter), whether arising by contract or statute, at law, in equity or otherwise, and “obligation” and “obligated” shall be construed in like manner.
“Offer” means an offer to purchase more than 50% of the outstanding voting shares of the Corporation.

“Per Share Cost” has the meaning ascribed to it in section 5.6(b)(ii).
“Permitted Period” means the last three months immediately prior to the Maturity Date and the last six months immediately prior to the Extended Maturity Date.
“Person” means an individual, corporation, estate, partnership, trust, joint venture, other legal entity, unincorporated association or Governmental Body.
“Plan” means the stock option plan of the Corporation, as amended from time to time.
“Principal Amount” has the meaning set forth in section 2.1.
“Principal Subsidiaries” means IWT Bio Inc., Nanning Maple Leaf Pharmaceutical Co., Ltd., Wex Medical Corporation and Wex Medical Limited and any other Subsidiaries, that are not inactive or become not inactive.
“rights” means rights, powers, authorities, discretions, privileges, immunities and remedies (actual or contingent, direct or indirect, matured or not, now existing or hereafter arising), whether arising by contract or statute, at law, in equity or otherwise, and “right” shall be construed in like manner.
“Rights Offering” has the meaning ascribed to it in section 5.6(b)(ii).
“Rights Period” has the meaning ascribed to it in section 5.6(b)(i).
“Special Distribution” has the meaning ascribed to it in section 5.6(c)(iv).
“Subsidiary” has the meaning ascribed to such term in the Canadian Business Corporations Act;
“Subscription Agreement” means the Subscription Agreement dated for reference <*month, day>, 2007 among the Corporation and the Holder pursuant to which the Holder has agreed to subscribe for Common Shares in the capital of the Corporation, all as more particularly described therein.

“Subsequent Advance” means an Advance made by the Holder to the Corporation pursuant to section 2.3.
“successor” of a body corporate shall be construed so as to include:
1.	any amalgamated or other corporation of which such body corporate or any of its successors is one of the amalgamating or merging corporations;

2.	any corporation resulting from any court approved arrangement of which such body corporate or any of its successors is party;

3.	any corporation resulting from the continuance of such body corporate or any successor of it under the laws of another jurisdiction of incorporation;
any successor (determined as aforesaid or in any similar or comparable procedure under the laws of any other jurisdiction) of any corporation referred to in clauses 1, 2 or 3.
“UOB Termination Agreement” means the termination agreement among the Corporation, WexHK and each of UOB Venture (Shenzen) Limited, UOB Capital Investments PTE Ltd. and UOB Venture Technology Investments Ltd. (collectively the “UOB Investors”), dated June 1, 2007.

Schedule “B”
Certificate of Compliance

To:	[C.K. Life Sciences Int’l Inc.] (the “Holder”)

Re:	Convertible Debenture (the “Debenture”) dated _____, 2007 between WEX Pharmaceuticals (the “Corporation”) and the Holder
The undersigned officer of the Corporation, in such capacity and not in any personal capacity whatsoever, hereby certifies:
I am the duly appointed Chief Financial Officer of the Corporation, and as such I have knowledge of the business and affairs of the Corporation.
I am providing this certificate in connection with the Debenture and am familiar with and have examined the Debenture.
The representations and warranties by the Corporation of the Subscription Agreement are true and correct on the date hereof save for the following updates to the Disclosure Schedule thereto:
<*>
To the best of my knowledge, information and belief, and after due inquiry the Corporation is in compliance with all requirements of the Business Plan and all of the provisions of the Debenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute a Default.
Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Debenture.
Dated the  _____ day of _____, 20_____.

Name:
Title:

Schedule “C”
Grid Schedule

	Amount		Outstanding
Date of Advance or	of	Amount of	Principal	Interest	Outstanding
repayment of Principal Amount	Advance	Repayment	Amount	Price	Interest	Signature

SCHEDULE “B”
THE TORONTO STOCK EXCHANGE
PRIVATE PLACEMENT QUESTIONNAIRE
To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.
QUESTIONNAIRE
1.	DETAILS OF PURCHASER
(a)	Name of Subscriber (the “Purchaser”):

(b)	Address:

(c)	Names and addresses of persons having a greater than ten percent beneficial interest in the Purchaser:

2.	RELATIONSHIP TO ISSUER
(a)
Is the Purchaser (or any person named in response to 1(c) above) an insider of the Corporation (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 1(c)) qualifies as an insider. An insider includes:

(i)	a director and officer of the Corporation, of an insider of the Corporation or a subsidiary of the Corporation;

(ii)
any person or company that beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation, or a combination of both, carrying more than ten percent of the voting rights attached to all voting securities of the Corporation; and

(iii)	an associate or affiliate of an insider (as defined in the Toronto Stock Exchange Company Manual).

(b)	If the answer to (a) is “no”, are the Purchaser and the Corporation controlled by the same person or company? If so, give details.

3.	DEALINGS OF PURCHASER IN SECURITIES OF THE ISSUER
(a)
(a) Does the Purchaser own, directly or indirectly, or exercise control or direction over, common shares of the Corporation, securities convertible into common shares of the Corporation or other securities of the Corporation? [check appropriate box]

☐ Yes ☐ No

(b)
If the response to question 3(a) above is yes, complete the following for each Subscriber and beneficial purchaser that owns securities of the Corporation: [check appropriate box] [if insufficient space please attached a schedule]

☐ [name] owns directly or indirectly, or exercises control or direction over, [number] common shares of the Corporation.

☐                                                              [name] owns directly or indirectly, or exercises control or direction over                      [number] convertible securities (including warrants and options) entitling                                                              [name] to acquire an additional                      [number] common shares of the Corporation.

☐ [name] owns directly or indirectly, or exercises control or direction over [number] securities (other than as listed above) of the Corporation.

(c)	Will the Purchaser be an insider (as described above) immediately after the closing of its purchase of the Securities [check appropriate box]

☐ Yes ☐ No

The foregoing representations and warranties are true and accurate as of the date of this certificate and will be true and accurate as of the Closing Date of the offering of the Securities as set forth in the attached Subscription Agreement. If any such representation or warranty shall not be true and accurate prior to Closing Date, the undersigned shall give immediate written notice of such fact to the Corporation.

Dated:	Signed:

Witness (If Subscriber is an Individual)	Print Name of Subscriber

Print Name of Witness	If Subscriber is a Corporation, Print Name and Title of Authorized Signing Officer

SCHEDULE “C”
USE OF PROCEEDS
The Corporation shall use the Subscription Price and the Debenture Proceeds as set forth in the attached.

SCHEDULE “D”
DISCLOSURE SCHEDULE
The section references contained in this Disclosure Schedule correspond to the section references in this Subscription Agreement. Unless otherwise defined herein, each word and phrase used in this Disclosure Schedule shall have the respective defined meaning assigned to it in this Subscription Agreement.
6(a)	Subsidiaries

	Jurisdiction of
	Incorporation/	Ownership
Name of Subsidiary	Formation	(direct and indirect)
Acro Pharm Corp. (“Acro”)	Barbados	See Note Below
IWT Bio Inc. (“IWT”)	Canada	100%
International WEX Technologies Corp. (“WEX Delaware”)	Delaware	See Note Below
Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”)	The Peoples Republic of China	97% — See Note Below
WEX Medical Corporation (“WEX BC”)	British Columbia	100%
Wex Medical Limited (“WexHK”)	Hong Kong	100%
REDACTED

Joint Ventures, partnerships or similar arrangements
The Corporation entered into a term sheet with Boryung Pharmaceuticals Co., Ltd. on November 12, 2004 with respect to the granting of a license to develop, use and sell Tetrodotoxin in the Republic or Korea. The Corporation and Boryung Pharmaceuticals Co., Ltd. are in the process of negotiating a definitive agreement.
The Corporation and Children’s Medical Centre Corporation entered into a term sheet dated July 24, 2006 with respect to the licensing by the Corporation of U.S. patent 6,326,020 B1 and related intellectual property.
REDACTED

Debentures
Debentures among the Corporation, WexHK and each of UOB Venture (Shenzen) Limited, UOB Capital Investments PTE Ltd. and UOB Venture Technology Investments Ltd. (collectively the “UOB Investors”) dated June 14, 2004 (the “Debentures”)
Amended Debentures among the Corporation, WexHK and each of the UOB Investors dated December 22, 2005 (the “Amended Debentures”).
Stock Options
The Corporation has a stock option plan which permits the granting of options to eligible participants. Pursuant to plan, as amended on June 27, 2006, a maximum of 9,300,000 common shares are reserved for issuance. As at March 31, 2007, there were 3,967,612 options granted and outstanding. In relation to the preparation of the March 31, 2007 audited financial statements of the Corporation, the Corporation is reviewing stock options granted to former employees and it is anticipated that a number of the stock options granted will be cancelled.

Shares Issued to Tianjin Fairwood Furniture Mfg. Co. Ltd.
The Corporation is seeking an order to rescind the transfer of 2,598,425 common shares in the capital of the Corporation issued to Tianjin Fairwood Furniture Mfg. Co. Ltd. on the basis that Tianjin Fairwood Furniture Mfg. Co. Ltd. did not pay any consideration to the Corporation for the shares. See Section 6(t) of Disclosure Schedule — Frank Shum v. WEX Pharmaceuticals Inc. — the Corporation’s counterclaim for further details.
Shareholder Rights Plan Agreement
There is a shareholder rights plan between the Corporation and CIBC Mellon Trust Company dated July 5, 2005.
6(m)	Agreements; Action
REDACTED
Manufacturing and Option Agreement between the Corporation and Sabex 2002 Inc. dated January 4, 2004. The term of this agreement has expired, however the parties are continuing to operate under the terms of this agreement. The Corporation is reluctant to seek a formal renewal as the terms will likely be less favourable.
Collaboration Termination Agreement between the Corporation and Laboratorios Del Dr. Esteve, S.A. dated May 10, 2007.
The Corporation entered into a term sheet with Boryung Pharmaceuticals Co., Ltd. on November 12, 2004 with respect to the granting of a license to develop, use and sell Tetrodotoxin in the Republic or Korea. The Corporation and Boryung Pharmaceuticals Co., Ltd. are in the process of negotiating a definitive agreement.
Term Sheet for a License Agreement between Children’s Medical Center Corporation and the Corporation dated July 24, 2006.
Subscription Agreements among the Corporation, WexHK and each of UOB Investors dated May 18, 2004.
Debentures among the Corporation, WexHK and each of the UOB Investors dated June 14, 2004.
Amended Subscription Agreements among the Corporation, WexHK and each of the UOB Investors dated December 22, 2005.

Amended Debentures among the Corporation, WexHK and each of the UOB Investors dated December 22, 2005.
Letter dated November 24, 2006 (the “Letter Agreement”), from each of the UOB Investors evidencing their agreement not issue a formal default notice with respect to the failure by the WexHK to make the scheduled repayments under the Amended Debenture, provided that the Corporation agree to pay twenty percent (20%) of the net proceeds raised from any future financings to the UOB Investors.
REDACTED
Termination Agreements among the Corporation, WexHK and the UOB Investors dated June 18, 2007 (the “Termination Agreements”).
REDACTED
Exceptions to Agreement Terms
In December 2005, the Corporation finalized negotiations with the UOB Investors and, under the Amended Debentures, agreed to repay the debentures in a series of instalment payments ending December 31, 2007.
The Corporation did not make its scheduled instalment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 (US$286,875) which was paid on November 13, 2006. In the interim, the UOB Investors advised the Corporation that, because the full September 30, 2006 payment was not made on time, the Corporation was in default of its obligations under the terms of the Amended Debentures which, in turn, would make the full amount immediately due and payable. The UOB Investors subsequently agreed to rescind the default notice subject to payment of the agreed amount.
The Corporation had approached the UOB Investors at the time of the September 30, 2006 instalment becoming due to enter into negotiations to restructure the Amended Debenture terms. As a consequence of that, the Corporation made only a partial payment of the instalment due on September 30, 2006 and, following agreement in principle being reached on the restructuring, subsequently made the balance of the payment, together with an additional amount of $81,732.

On December 1, 2006, the Corporation announced that it concluded negotiations with the UOB Investors for more flexible repayment terms designed to relieve the Corporation’s current financial situation. In place of the fixed instalments required, the Corporation has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees or milestone payments. This arrangement will continue unless the Corporation fails to make the payments as required or until such time as the UOB Investors, acting in good faith, determines that the Corporation’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time, the parties shall return to the status pursuant to the Debentures and Amended Debentures and the UOB Investors will be entitled to exercise all their legal rights.
Pursuant to the Termination Agreements, the Subscription Agreements, the Debentures, the Amended Subscription Agreements, the Amended Debentures and the Letter Agreement will be terminated if certain conditions set forth in the Termination Agreements are met.
REDACTED
Collaboration Termination Agreement between the Corporation and Laboratorios Del Dr. Esteve, S.A. dated May 10, 2007.
Termination Agreements among the Corporation, WexHK and the UOB Investors dated June 18, 2007.
REDACTED

Licenses and options
The Corporation has granted licenses pursuant to the following agreements:
•	REDACTED

•	REDACTED

•
The Corporation entered into a term sheet with Boryung Pharmaceuticals Co., Ltd. on November 12, 2004 with respect to the granting of a license to develop, use and sell Tetrodotoxin in the Republic or Korea. The Corporation and Boryung Pharmaceuticals Co., Ltd. are in the process of negotiating a definitive agreement.

Pursuant to a Manufacturing and Option Agreement between the Corporation and Sabex 2002 Inc. dated January 4, 2004 the corporation has granted an option in respect to the licensing of Intellectual Property owned by the Corporation.
The Corporation licenses intellectual property pursuant to a Term Sheet for a License Agreement between Children’s Medical Center Corporation and the Corporation dated July 24, 2006. The Corporation expects to license Wex Ref. 900US, however no definitive license agreement has been executed.
REDACTED

6(r)	Environmental Matters
Environmental Permits
NMLP was incorporated in 1994, at that time the local environmental supervision authority in Nanning did not require the companies incorporated within their jurisdiction to provide any Environment Appraisal Report.
NMLP and Administrative Committee of Nanning High and New Technology Industry Development Area have entered into an Agreement regarding the disposal of the waste out of the research and operation dated as of January 1, 2006, valid until December 31, 2007.
6(s)	Compliance with Other Instruments
In December 2005, the Corporation finalized negotiations with the UOB Investors and, under the Amended Debentures, agreed to repay the debentures in a series of instalment payments ending December 31, 2007.
The Corporation did not make its scheduled instalment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 (US$286,875) which was paid on November 13, 2006. In the interim, the UOB Investors advised the Corporation that, because the full September 30, 2006 payment was not made on time, the Corporation was in default of its obligations under the terms of the Amended Debentures which, in turn, would make the full amount immediately due and payable. The UOB Investors subsequently agreed to rescind the default notice subject to payment of the agreed amount.
The Corporation had approached the UOB Investors at the time of the September 30, 2006 instalment becoming due to enter into negotiations to restructure the Amended Debenture terms. As a consequence of that, the Corporation made only a partial payment of the instalment due on September 30, 2006 and, following agreement in principle being reached on the restructuring, subsequently made the balance of the payment, together with an additional amount of $81,732.

On December 1, 2006, the Corporation announced that it concluded negotiations with the UOB Investors for more flexible repayment terms designed to relieve the Corporation’s current financial situation. In place of the fixed instalments required, the Corporation has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees or milestone payments. This arrangement will continue unless the Corporation fails to make the payments as required or until such time as the UOB Investors, acting in good faith, determines that the Corporation’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time, the parties shall return to the status pursuant to the Debentures and Amended Debentures and the UOB Investors will be entitled to exercise all their legal rights.
Pursuant to the Termination Agreements, the Subscription Agreements, the Debentures, the Amended Subscription Agreements, the Amended Debentures and the Letter Agreement will be terminated if certain conditions set forth in the Termination Agreements are met.
REDACTED

6(v)	Compliance with Laws
The Corporation has been subject to United States securities reporting requirements since 1997. The Corporation has not complied with its reporting obligations in the United States. The Corporation is currently in discussions with the United States Securities and Exchange Commission regarding its non-compliance.

6(x)	Full Disclosure
In addition to the matters set out elsewhere in this Subscription Agreement including this Disclosure Schedule, the following is a list of material facts (as defined in the Securities Act (Ontario) and hereinafter a “material fact”) known to the Corporation which materially adversely affects or is reasonably likely to materially adversely affect the business, properties, assets or financial condition of the Corporation and its Subsidiaries taken as a whole:
NIL
REDACTED
6(bb)	Insurance
The only insurance that the Corporation has in place is D&O Insurance (see Section 6(o) above), general commercial office insurance and clinical trials insurance as disclosed in the Disclosure Record. Any renewal of or future insurance will be limited to that permitted in the Business Plan (as that term is defined in the Convertible Debenture).

SCHEDULE “E”
Canadian Opinion
1. The Corporation is a corporation incorporated and existing under the laws of Canada and has sent to the Director under the Canada Business Corporations Act all required annual returns.
2. The Corporation is registered as an extra-provincial company under the British Columbia Business Corporations Act being the only registration of general application to corporations required to permit it to be qualified to carry on business in the Province of British Columbia.
3. The Corporation has the corporate power and capacity to carry on its business as described in its annual information form dated <*> and to own, lease and operate its property and assets.
4. All necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Subscription Agreement and Convertible Debenture (collectively the “Transaction Agreements”) and the performance of the obligations of the Corporation thereunder and the Transaction Agreements have been duly executed and delivered by the Corporation and each of the Transaction Agreements constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms.
5. The execution and delivery by the Corporation of the Transaction Agreements and the performance of its obligations contemplated thereunder do not and will not result in the breach of, and do not create a state of facts which, after notice or lapse of time or both, will result in a breach of conditions or provisions of the Corporation’s constating documents.
6. As at <*>, the authorized capital of the Corporation consists of an unlimited number of Common Shares, of which <*> Common Shares are issued and outstanding.
7. All necessary corporate action has been taken by the Corporation to reserve and authorize for issuance of up to <*> Common Shares pursuant to the Subscription Agreement (the “Offered Shares”), up to <*> Common Shares to be issued as payment of interest under and in accordance with the Convertible Debenture (the “Interest Shares”), and up to <*> Common Shares to be issued upon the conversion of the Convertible Debenture (the “Debenture Shares”).
8. The Offered Shares have been validly issued as fully paid and non-assessable shares in the capital of the Corporation and the Convertible Debenture has been validly issued by the Corporation.
9. Upon the issuance of Interest Shares in accordance with the interest payment provision of the Convertible Debenture, the Interest Shares will be validly issued as fully paid and non-assessable shares in the capital of the Corporation.
10. Upon the due conversion of the Convertible Debenture in accordance with the conversion provisions thereof, the Debenture Shares will be validly issued as fully paid and non-assessable shares in the capital of the Corporation.

11. The distribution of the Offered Shares and Convertible Debenture in the Provinces of British Columbia and Quebec by the Corporation to the Subscriber is exempt from the prospectus and dealer registration requirements of the securities laws of the Provinces of British Columbia and Quebec and no prospectus is required and, except as have been obtained or completed, no other documents are required to be filed, proceedings taken, or approvals, permits, consents, orders and authorizations obtained under such securities laws to permit the distribution to the Subscriber of the Offered Shares and Convertible Debenture. We note that the Corporation is required to file a Form 45-106F1 with the British Columbia Securities Commission (the “BCSC”) and the Autorité des Marchés Financiers (Québec) (the “AMF”) within ten days of the trade together with payment of the prescribed fees in respect thereof and the filing of a fee checklist. [NTD – assumes the subscriber is an accredited investor]
12. The first trade by the Subscriber of the Offered Shares in the Provinces of British Columbia, Ontario and Quebec (collectively the “Designated Provinces”), other than a trade which is otherwise exempt under the securities laws of the Designated Provinces, is a distribution requiring compliance with the prospectus requirements of such securities laws unless:
(a) the Corporation is and has been a “reporting issuer” (as such term is defined under applicable securities laws) in a jurisdiction of Canada for the four months immediately preceding the trade;
(b) at least four months have elapsed from the “distribution date” (as such term is defined in National Instrument 45-102 — Resale of Securities (“NI 45-102”);
(c) each certificate representing the Offered Shares carries a legend stating:
“Unless permitted under applicable securities legislation, the holder of these securities must not trade the securities before [Insert 4 months and 1 day from the Distribution Date].”
(d) the trade is not a “control distribution” (as such term is defined in NI 45-102);
(e) no unusual effort is made to prepare the market or to create a demand for the Offered Shares that are the subject of the trade;
(f) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and
(g) if the selling security holder is an “insider” or “officer” of the Corporation, the selling security holder has no reasonable grounds to believe that the Corporation is in default of “securities legislation” (as each such term is defined in applicable securities laws).
We note, however, that such first trade in the Designated Provinces must be made by or through registrants duly and properly registered in a category permitting them to trade such securities under the securities laws of the Designated Provinces who have complied with such securities laws or in circumstances in which there is an exemption from the registration requirements of such securities laws.

13. The distribution in the Provinces of British Columbia and Quebec of the Debenture Shares upon the due conversion of the Convertible Debenture in accordance with the terms thereof, by the Corporation to the Subscriber will be exempt from the prospectus and dealer registration requirements of the securities laws of the Provinces of British Columbia and Quebec and no prospectus will be required nor are other documents required to be filed, proceeding taken or approval, permit, consents and authorization obtained under such securities laws to permit the distribution of such Debenture Shares to the Subscriber.
14. The distribution in the Provinces of British Columbia and Quebec of the Interest Shares in accordance with the interest payment provision of the Convertible Debenture by the Corporation to the Subscriber will be exempt from the prospectus and dealer registration requirements of the securities laws of the Provinces of British Columbia and Quebec and no prospectus will be required nor are other documents required to be filed, proceeding taken or approval, permit, consents and authorization obtained under such securities laws to permit the distribution of such Interest Shares to the Subscriber.
15. The first trade by the Subscriber of the Debenture Shares and Interest Shares (collectively the “Debenture Securities”) in the Designated Provinces, other than a trade which is otherwise exempt under securities laws of the Designated Provinces, is a distribution requiring compliance with the prospectus requirements of such securities laws unless:
(a) the Corporation is and has been a “reporting issuer” (as such term is defined under applicable securities laws) in a jurisdiction of Canada for the four months immediately preceding the trade;
(b) at least four months have elapsed from the “distribution date” (as such term is defined in NI 45-102);
(c) each certificate representing Debenture Securities, if issued before <*>, carries a legend stating:
“Unless permitted under applicable securities legislation, the holder of these securities must not trade the securities before [Insert 4 months and 1 day from the Distribution Date].”
(d) the trade is not a “control distribution” (as such term is defined in NI 45-102);
(e) no unusual effort is made to prepare the market or to create a demand for the Debenture Securities that are the subject of the trade;
(f) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and
(g) if the selling security holder is an “insider” or “officer” of the Corporation, the selling security holder has no reasonable grounds to believe that the Corporation is in default of “securities legislation” (as each such term is defined in applicable securities laws).

We note, however, that such first trade in the Designated Provinces must be made by or through registrants duly and properly registered in a category permitting them to trade such securities under the securities laws of the Designated Provinces who have complied with such securities laws or in circumstances in which there is an exemption from the registration requirements of such securities laws.
16. The first trade by the Subscriber in the Offered Shares or Debenture Securities (collectively, the “Securities”) in the Designated Provinces that is a “control distribution”, other than a trade which is otherwise exempt under the securities laws of the Designated Provinces, is a distribution requiring compliance with the prospectus requirements, unless
(a) the Corporation is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade;
(b) the Subscriber has held the Securities for at least four months;
(c) no unusual effort is made to prepare the market or to create a demand for the Security that is the subject of the trade;
(d) no extraordinary commission or consideration is paid to a person or company in respect of the trade;
(e) the Subscriber has no reasonable grounds to believe that the Corporation is in default of securities legislation; and
(f) the Subscriber:
(i) signs a Form 45-102F1 no earlier than one business day before the form is filed;
(ii) files a Form 45-102F1 on SEDAR at least seven days before the first trade of the securities that is part of the distribution;
(iii) files, within three days after the completion of any trade, an insider report prepared in accordance with either Form 55-102F2 or Form 55-102F6 under the National Instrument 55-102 System for Electronic Disclosure by Insiders (SEDI); and
(iv) the first trade in the Securities occurs within thirty days from the date the signed Form 45-102F1 was filed in respect of such Securities.
We note, however, that such first trade in the Designated Provinces must be made by or through registrants duly and properly registered in a category permitting them to trade such securities under the securities laws of the Designated Provinces who have complied with such securities laws or in circumstances in which there is an exemption from the registration requirements of such securities laws.
17. The Corporation is a reporting issuer as defined under the securities laws of the Province of British Columbia.
18. The Securities have been conditionally listed for trading on the TSX, subject to the standard listing conditions.

19. The CIBC Mellon Trust Company at its principal offices in the City of Vancouver has been duly appointed the transfer agent and registrar for the Common Shares of the Corporation.
The foregoing opinions will be given by Canadian Counsel to the Corporation and will be limited to the laws of the Province of British Columbia and the federal laws applicable therein except for the opinions in paragraph 11, 13 and 14 which will be limited to the laws of the Provinces of British Columbia and Quebec and the federal laws applicable therein and except for paragraphs 12, 15, 16 and 17 which are limited to the laws of the Designated Provinces and the federal laws applicable therein and shall be subject to the usual qualifications and assumptions. Counsel to the Corporation may rely, as to matters of fact on certificates and other documents of officers of the Corporation, the auditors, the registrar and transfer agent of the Corporation and certificates and other documents of public officials and the TSX. In particular, such counsel shall be entitled to rely, as to the opinion expressed in paragraphs 1 and 2 above, upon certificates of status (or the equivalents thereof) and on such other corporate and public records as such counsel shall reasonably deem necessary. Such counsel shall also be entitled to rely, as to the opinion expressed in paragraph 18 above on TSX correspondence, in paragraph 17 above on TSX correspondence and orders of the BCSC and AMF, and in paragraph 6 above insofar as it relates to the Corporation’s issued capital, upon a certificate of the Corporation’s registrar and transfer agent.

SCHEDULE “F”
Scope of Opinion
1.	Interest of Nanning Maple Leaf Pharmaceutical Co., Ltd. (“Subsidiary”), owned by WEX Pharmaceuticals Inc.

1.1	Incorporation and History

1.1.1
Opinions on the legality and validity of establishment and existence of the Subsidiary, including without limitations to whether the company has duly obtained all the required certificates and government approvals for conducting its business;

1.1.2	Opinions on the legality and validity of the relevant changes to the Subsidiary=; and

1.1.3	Opinions on the current ownership of the Subsidiary.

1.2	Legality of Business

1.2.1	Current business scope and term of operation of the Subsidiary; and

1.2.2	Opinions on the completeness and validity of all licenses, permits and certificates and the legality of business operation of the Subsidiary.

1.3	Production Facilities

1.3.1	Opinions on the ownership and mortgage in relation to the major production facilities being used by the Subsidiary; and

1.3.2	Opinions on the procedures for the establishment of the major production facilities being used and to be used by the Subsidiary.

1.4	Real Property

1.4.1	Opinions on the legality and validity of the leasehold in relation to the real property leased by the Subsidiary.

1.5	Intellectual Property

1.5.1	Opinions on the legality and validity of the intellectual property used or granted by the Subsidiary.

1.6	Loans and Guarantees

1.6.1	Opinions on the legality and validity of the loans made to and security interests provided by or for the Subsidiary.

1.7	Taxes

1.7.1	Taxes and rates applicable to the Subsidiary;

1.7.2	Favorable tax policies and tax exemptions enjoyed by the Subsidiary; and

1.7.3	Opinions on the legality and validity of favorable tax policies and tax exemptions enjoyed by the Subsidiary.

1.8	Material Contracts

1.8.1	Opinions on the performance by the Subsidiary in relation to the material contracts.

1.9	Related Party Transactions

1.9.1	Opinions on the legality and validity of the related party transactions.

1.10	Labor Relationship

1.10.1	Opinions on the legality of the labor relationship in relation to the Subsidiary.

1.11	Environmental

1.11.1	Opinions on the Subsidiary’ compliance with environmental protection regulations.

1.12	Litigation and Arbitration

1.12.1	Status of action, suit, proceedings or investigations pending or currently threatened against the Subsidiary, if any; and

1.12.2	Possible influence of such action, suit, proceedings or investigations on the transaction, the assets and business of the Subsidiary, if any.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer